Exhibit 99.72

TECHNICAL REPORT

LALOR DEPOSIT,

SNOW LAKE, MANITOBA

CANADA

OCTOBER 8, 2009

Prepared for:

HudBay Minerals Inc.
Dundee Place
1 Adelaide Street East
Suite 2501
Toronto, ON M5C 2V9

Prepared by:	Robert Carter, P. Eng.

Senior Mines Analyst
Hudson Bay Mining and Smelting Co., Limited
P.O. Box 1500
Flin Flon, MB R8A 1N9
A wholly owned subsidiary of HudBay Minerals Inc.

Kimberley Proctor, P. Geo.

Superintendent Mines Technical Services
Hudson Bay Mining and Smelting Co., Limited
P.O. Box 1500
Flin Flon, MB R8A 1N9
A wholly owned subsidiary of HudBay Minerals Inc.

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-4
2	INTRODUCTION AND TERMS OF REFERENCE	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING	7-1
	Regional Geology	7-1
	Local and Property Geology	7-3
8	DEPOSIT TYPE	8-1
9	MINERALIZATION	9-1
	Potential Gold Zones Mineralization	9-2
	Lithological Coding	9-4
10	EXPLORATION	10-1
11	DRILLING	11-1
	Surveying	11-3
12	SAMPLING METHOD AND APPROACH	12-1
13	SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
	HBMS Laboratory Sample Preparation Procedures	13-1
	HBMS Laboratory Analysis Procedures	13-1
	Acme Laboratory Analysis Procedures	13-2
	Blanks	13-5
	Standards	13-5
	Duplicates	13-7
	Security	13-7
14	DATA VERIFICATION	14-1
	Quality Assurance/Quality Control	14-1
	Drill hole Database Management	14-6
	Mineral Resource Database Management	14-8
15	ADJACENT PROPERTIES	15-1

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NI 43-101 Technical Report

16	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
	Phase II Metallurgical Testing Program Objectives	16-7
17	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
	Zinc Rich Base Metal Mineral Resources Summary	17-1
	Zinc Equivalency	17-2
	Wireframe Models	17-3
	Bulk Density	17-8
	Resource Assay Statistics	17-10
	Capping of High Grades	17-13
	Composite Control Intervals	17-14
	Composite Restriction	17-17
	Mineralization Continuity and Variography	17-20
	Block Modeling	17-21
	Mineral Resources	17-33
	Mineral Reserves	17-35
18	OTHER RELEVANT DATA AND INFORMATION	18-1
	Lalor Potential Gold Zones	18-1
	Wireframe Models	18-2
	Bulk Density	18-9
	Potential Gold Assay Statistics	18-9
	Capping of High Grades	18-12
	Composite Control Intervals	18-15
	Mineralization Continuity and Variography	18-17
	Block Modelling	18-18
	Summary of Lalor Potential Gold Zones	18-19
	Discussion of Potential Gold Zones	18-20
	Socio-economic Aspects of Exploration Activities	18-20
	Environmental Considerations	18-20
	Relationship to Current Mining Operations	18-21
	Markets	18-21
19	INTERPRETATION AND CONCLUSIONS	19-1
20	RECOMMENDATIONS	20-1
	Activities at the lalor Deposit	20-1
21	REFERENCES	21-1
22	CERTIFICATE OF QUALIFICATIONS	22-1
23	SIGNATURE PAGE	23-1
24	APPENDIX 1	24-1
	Assay Sample Statistics	24-1

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NI 43-101 Technical Report

25	APPENDIX 2	25-1
	Composite Statistics	25-1
26	APPENDIX 3	26-1
	Correlograms	26-1

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NI 43-101 Technical Report

LIST OF TABLES

PAGE

Table 1-1	Summary of Mineral Resources	1-2
Table 1-2	Potential Gold Zones	1-3
Table 4-1	Property Mineral Claims	4-1
Table 4-2	Property Mineral Leases	4-1
Table 4-3	Permits	4-4
Table 9-1	Summary of Zinc Rich Interpreted Wireframes	9-2
Table 9-2	Summary of Potential Gold Interpreted Wireframes	9-4
Table 9-3	Resource Model Rock Code Description	9-5
Table 11-1	Summary of Diamond Drill Holes With Assay Results as of September 15, 2009	11-3
Table 13-1	HBMS Assay Laboratory Detection Limits	13-2
Table 13-2	Acme Elemental Detection Limits	13-4
Table 13-3	Ore Reference Standards – Certified Best Values	13-6
Table 13-4	Ore Reference Standards – Certified Best Values	13-7
Table 14-1	Blank Assay Results	14-1
Table 14-2	Comparison HBMS Assay and Acme Check Assay For Gold	14-6
Table 16-1	Summary of Lalor Metallurgical Mineralization Types	16-1
Table 16-2	Assay Results of Test Charges	16-3
Table 16-3	Mineral Constituents of the Model Abundance	16-4
Table 16-4	Copper and Zinc Cleaner Testing	16-6
Table 17-1	Summary of Mineral Resources	17-1
Table 17-2	Metal Price and Metal Recovery Assumptions	17-2
Table 17-3	Summary of Zinc Rich Interpreted Wireframes	17-4
Table 17-4	Summary of Measured SG Values	17-8
Table 17-5	Proportion of Metal in Minerals	17-10
Table 17-6	Summary of Stoichiometric Calculated SG Values	17-10
Table 17-7	Range of Assay Values by Zinc Rich Mineralized Zone	17-11
Table 17-8	High Grade Capping Summary	17-14
Table 17-9	Composite Statistics by Zinc Rich Mineralized Zone	17-15
Table 17-10	High Grade Composite Restriction Summary	17-17
Table 17-11	Lalor Base Metal Variography Parameters	17-21
Table 17-12	Block Model Geometries	17-22
Table 17-13	Search Parameters	17-23
Table 17-14	Global Comparison by Estimation Method	17-25
Table 17-15	Indicated Comparison September 19, 2008 to October 8, 2009 Estimates	17-28
Table 17-16	Inferred Comparison September 19, 2008 to October 8, 2009 Estimates	17-28
Table 17-17	Summary of Mineral Resources	17-33

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Table 17-18	Indicated Mineral Resources by Zone	17-33
Table 17-19	Inferred Mineral Resources by Zone	17-34
Table 17-20	Indicated Mineral Resources by ZNEQ	17-34
Table 17-21	Inferred Mineral Resources by ZNEQ	17-35
Table 18-1	Summary Potential Gold Zones Estimate	18-1
Table 18-2	Summary of Potential Gold Zones Interpreted Wireframes	18-3
Table 18-3	Summary of Measured SG Values Potential Gold	18-9
Table 18-4	Range of Assay Values by Potential Gold Mineralized Zone	18-10
Table 18-5	Potential Gold Zone High Grade Capping Summary	18-13
Table 18-6	Composite Statistics by Potential Gold Zone	18-15
Table 18-7	Ellipse Rotation Potential Gold Zones	18-18
Table 18-8	Search Parameters Potential Gold Zones	18-19
Table 18-9	Potential Gold Zones	18-19
Table 18-10	Potential Gold Zones by Global Gold Cut-Offs	18-20
Table 19-1	Summary of Mineral Resources	19-1
Table 19-2	Summary of Potential Gold Zones	19-2

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NI 43-101 Technical Report

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-2
Figure 4-2	Mineral Claim and Lease Map	4-3
Figure 5-1	Snow Lake Regional Map	5-2
Figure 5-2	Photograph of the Lalor Deposit Project Area	5-6
Figure 7-1	Geology of Manitoba	7-2
Figure 7-2	Geology of the Flin Flon Greenstone Belt, Manitoba	7-3
Figure 7-3	Volcanic Stratigraphy of the Snow Lake Area	7-5
Figure 7-4	Geology of the Snow Lake Area	7-6
Figure 11-1	Drill Hole Locations	11-6
Figure 11-2	Drill Holes and Mineralized Zone Outlines in Plan View	11-7
Figure 11-3	3D View of Drill Holes and Mineralized Zones Looking 310° Azimuth	11-8
Figure 14-1	Comparison of HBMS Assay and Acme Check Assay for Gold	14-2
Figure 14-2	Comparison of HBMS Assay and Acme Check Assay for Silver	14-3
Figure 14-3	Comparison of HBMS Assay and Acme Check Assay for Copper	14-3
Figure 14-4	Comparison of HBMS Assay and Acme Check Assay for Zinc	14-4
Figure 14-5	Comparison of HBMS Assay and Acme Assay From Gold Recheck Program	14-5
Figure 17-1	Plan View of Zinc Rich Base Metal Mineralized Zone Outlines	17-5
Figure 17-2	3D View of Zinc Rich Base Metal Mineralized Zones Looking 310° Azimuth	17-6
Figure 17-3	3D View of Zinc Rich Base Metal Mineralized Zones Looking 40° Azimuth	17-7
Figure 17-4	Comparison of Stoichiometric Calculated and Measured SG Values	17-9
Figure 17-5	Zone 10 Plan View – Zinc Block Model Grades	17-24
Figure 17-6	Elevation Swath Plots	17-26
Figure 17-7	Northing Swath Plots	17-27
Figure 17-8	Plan View of Indicated and Inferred Mineral Resource for Zone 10	17-30
Figure 17-9	Plan View of Inferred Mineral Resource for Zone 11	17-30
Figure 17-11	Plan View of Indicated and Inferred Mineral Resource for Zone 30	17-31
Figure 17-12	Plan View of Inferred Mineral Resource for Zone 31	17-32
Figure 17-13	Plan View of Inferred Mineral Resource for Zone 40	17-32
Figure 18-1	Plan View of Potential Gold Mineralized Outlines	18-4
Figure 18-2	3D View of Potential Gold Wireframes Looking 310° Azimuth	18-5
Figure 18-3	3D View of Potential Gold Wireframes Looking 40° Azimuth	18-6
Figure 18-4	3D View of Potential Gold and Zinc Rich Mineral Resource Wireframes Looking 310° Azimuth	18-7

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NI 43-101 Technical Report

Figure 18-4	3D View of Potential Gold and Zinc Rich Mineral Resource Wireframes Looking 40° Azimuth	18-8

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LIST OF APPENDIX FIGURES & TABLES

PAGE

Figure A1-1	Assay Sample Statistics Zone 10	24-2
Figure A1-2	Assay Sample Statistics Zone 11	24-3
Figure A1-3	Assay Sample Statistics Zone 20	24-4
Figure A1-4	Assay Sample Statistics Zone 30	24-5
Figure A1-5	Assay Sample Statistics Zone 31	24-6
Figure A1-6	Assay Sample Statistics Zone 40	24-7
Figure A2-1	Composite Statistics Zone 10	25-2
Figure A2-2	Composite Statistics Zone 11	25-3
Figure A2-3	Composite Statistics Zone 20	25-4
Figure A2-4	Composite Statistics Zone 30	25-5
Figure A2-5	Composite Statistics Zone 31	25-6
Figure A2-6	Composite Statistics Zone 40	25-7
Figure A3-1	Correlogram Model Zones 10 and 11	26-2
Figure A3-2	Correlogram Model Zone 20	26-3
Figure A3-3	Correlogram Model Zones 30, 31 and 40	26-4
Figure A3-4	Downhole Correlogram Zones 10 and 11	26-5
Figure A3-5	Downhole Correlogram Zone 20	26-6
Figure A3-6	Downhole Correlogram Zones 30, 31 and 40	26-7

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NI 43-101 Technical Report

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Hudson Bay Mining & Smelting Co., Limited (HBMS), a wholly owned subsidiary of HudBay Minerals Inc. (HudBay), completed this technical report on the Lalor deposit, near Snow Lake, Manitoba for HudBay that conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. HudBay is an integrated Canadian mining company that produces zinc, copper, gold, silver, and zinc oxides from mines and plants in Manitoba, Saskatchewan, Ontario and Michigan. Hudson Bay Exploration and Development Company Limited (HBED) performs the mineral exploration tasks on behalf of HudBay.

This report represents an update of information pertaining to the Lalor deposit previously disclosed in a NI 43-101 report dated September 19, 2008. Additional drilling has resulted in a large portion of the zinc rich base metal Inferred resources being converted to Indicated resources and the first time disclosure of a conceptual estimate on the potential gold zones at Lalor.

HudBay’s operations in Flin Flon, Manitoba include the 777 Mine, Trout Lake Mine, ore concentrator, zinc plant, and copper smelter. Operations in Snow Lake, Manitoba, include the Chisel North Mine on care and maintenance and a mothballed ore concentrator both anticipated to reopen in early 2010. Lalor is located approximately 18 km by road west of the town of Snow Lake, Manitoba.

In 2007 Lalor was considered primarily a zinc deposit with local copper, gold, silver and lead mineralization that occurs along a stratiform sulphide horizon. Since discovery in 2007, a total of 86 parent holes, 49 wedge offsets and numerous holes were deepened on the property and have identified the potential for extensive gold zones in addition to the zinc rich mineral resources.

Mineralization of the zinc rich base metal zones occur as disseminated to solid sulphides consisting of medium to coarse grained sphalerite, pyrite and chalcopyrite with lesser amounts of galena and arsenopyrite. Precious metal intersections of the Lalor potential gold zones contain low amounts of iron sulphide (4% to 5% on average) that is in the form of pyrite, pyrrhotite and chalcopyrite. Generally minor amounts of galena and sphalerite occur.

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NI 43-101 Technical Report

HudBay owns 100% of the interest in the property, through a group of five contiguous HBED claims and eight HBMS mineral leases.

The mineral resource and potential gold conceptual estimates were prepared by Robert Carter, P. Eng., HBMS Senior Mines Analyst, who is a Qualified Person as per NI 43-101 under the direct supervision of Kimberley Proctor, P.Geo., HBMS Superintendent Mines Technical Services, also a Qualified Person as per NI 43-101.

CONCLUSIONS

The mineral resource estimate for the Lalor Deposit is compliant with regulations and guidelines set out in NI 43-101. The results of this estimate, which covers six separate lenses of mineralization, are shown in Table 1-1 below.

TABLE 1-1 SUMMARY OF MINERAL RESOURCES

HudBay Minerals Inc. – Lalor Deposit

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	12.3	1.6	24.2	0.66	8.70
Inferred	5.0	1.4	25.5	0.57	9.39

Notes:

1.	CIM definitions were followed for the estimation of mineral resources.

2.	Mineral resources are estimated at ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.

3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.

4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

5.	Specific gravity measurements were taken on a large portion of the samples, where actual measurements were not available stoichiometric values were calculated.

In addition to the mineral resources at Lalor, a conceptual estimate of the potential gold zones outside the mineral resources was completed. The potential gold zones are conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101. It is uncertain

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NI 43-101 Technical Report

if further exploration will result in the target deposit being delineated as a mineral resource. The results of this potential gold zones estimate by zone are shown in Table 1-2.

TABLE 1-2 POTENTIAL GOLD ZONES

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
21	Potential	3.5 – 3.9	4.8 – 6.0	34 – 39	0.5 – 0.7	0.4 – 0.5
24	Potential	0.2 – 0.4	4.1 – 4.6	26 – 32	0.2 – 0.4	1.1 – 1.4
25	Potential	4.6 – 5.0	4.0 – 5.0	33 – 35	0.2 – 0.4	0.2 – 0.4
26	Potential	0.8 – 1.0	3.5 – 4.0	24 – 28	0.4 – 0.5	0.3 – 0.5
27	Potential	1.5 – 1.7	4.4 – 4.8	12 – 16	0.8 – 0.9	0.1 – 0.2
ALL	Potential	10.6 – 12.0	4.3 – 5.2	30 – 33	0.4 – 0.6	0.3 – 0.4

In the opinion of the author the drilling information was acquired using procedures that meet or exceed industry best practices. HBED and HBMS personnel were diligent in monitoring quality control assaying results.

RECOMMENDATIONS

The author makes the following recommendations:

1.	Continue with current QA/QC program and closely monitor the gold assay results at the HBMS laboratory and the third party laboratory.

2.	Continue with the bulk density measurements of the drill core.

3.	Continue with “Activities at the Lalor Deposit”

ACTIVITIES AT THE LALOR DEPOSIT

The following activities are proceeding on the Lalor deposit:

1.	An approximate 10% of the samples assayed by Acme as part of the gold assay program completed in September 2009 are being prepared for shipment to an additional third party laboratory for verification.

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NI 43-101 Technical Report

2.	On October 8, 2009 HudBay approved an $85 million expenditure to fund the Lalor project Phase 1, which is a production ramp from its Chisel North mine to the Lalor deposit. The ramp is expected to provide early production of zinc-rich material and access to the potential gold zones for additional underground exploration. HudBay also plans to complete a pre-feasibility study by the end of this year and a feasibility study in 2010.

3.	A diamond drill program from surface is underway to test the potential gold zones variability and continuity of a 100 m by 100 m area on 25 m drill hole spacings. This drilling program is estimated to be completed by December 31, 2009 with 9,600 m at a cost of $2.5 million.

4.	Ongoing exploration efforts are underway to identity additional mineralization and define extensions to current mineralization. A program of 6,100 m is planned to test this potential from October to December 2009 at a cost of $1.5 million.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Lalor deposit is located approximately 18 km by road west of the town of Snow Lake, Manitoba. The nearest larger centres (5,000+) are Flin Flon (215 km), The Pas (200 km) and Thompson (230 km), all accessible by paved highway. The nearest full service commercial airport is located at Baker’s Narrows, near Flin Flon, approximately 200 km from Lalor. The nearest international airport is located in Winnipeg, approximately 700 km from Snow Lake. There is no rail in the immediate area of Lalor or Snow Lake. The nearest rail access is at Wekusko siding, approximately 65 km southeast of Lalor.

LAND TENURE

HudBay owns a 100% interest in the property. Five contiguous claims held by HBED encompass the majority of the Lalor deposit and the southerly up-plunge extension of the mineralization lies within eight HBMS mineral leases. The five HBED claims cover an area totaling 765 ha and are in good standing. The eight Order in Council (OIC) HBMS mineral leases total 152 ha.

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NI 43-101 Technical Report

SITE INFRASTRUCTURE

The only infrastructure at the Lalor site is an exploration road.

HBMS owns an ore concentrator approximately 18 km from Lalor, currently mothballed and is anticipated to reopen in early 2010. The mill operated five days per week at 1,300 short tons per milling day, processing ore from the Chisel North Mine. The mill has two circuits, with design capacities of 1,000 stpd and 2,400 stpd.

HBMS has a permitted tailings storage facility at Anderson Lake, located approximately three kilometres from the Snow Lake concentrator and 18 km from Lalor. As of December 2006, using a modified deposition plan, tailings remaining capacity was estimated at 7.5 million tonnes.

HBMS operates a mine water pump station for the Chisel North Mine area at the north end of Chisel Lake. The pipeline from this pump station follows Provincial Road (PR) #395 and terminates approximately three kilometres from Lalor at the Chisel North minesite. There is a parallel recirculating line used to prevent freezing. The pump station typically operates at 130 USgpm during winter when Chisel North Mine was in full production and provided mine process water and wash water for the mine.

In addition, HBMS recently commissioned a 2,000 USgpm water treatment plant at Chisel Lake, approximately seven kilometers by road from Lalor. The treatment plant is being operated at 1,000 USgpm (peak 1,600 USgpm) to treat Chisel North Mine discharge water and water from the Chisel Lake open pit. Both water sources contain elevated suspended and dissolved metals which require pH adjustment. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake Mine area with a 110 kV overhead transmission line, running approximately parallel with PR #395. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line. The HBMS substation was installed in the 1950s.

Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometre long overhead transmission line. Power is stepped down to 4,160 V / 550 V at the Chisel North substation, located at the Chisel North minesite.

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NI 43-101 Technical Report

HBMS operates a zinc and copper metallurgical plant in Flin Flon, Manitoba, approximately 215 km from Lalor. Present capacities are 115,000 tpa refined zinc and 80,000 tpa copper anode. Copper anode is refined at HudBay’s White Pine refinery in Michigan.

HISTORY

The Snow Lake area has a long exploration and mining history. Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area is a large geologically controlled area and has hosted producing mines for nearly 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake and Chisel Open Pit, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of the Chisel Open Pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake Mine and continued to process ore from the Chisel North Mine until February 2009. Anticipated reopening is in early 2010.

In early 2007, drill hole DUB168 was drilled almost vertically to test a 2003 surveyed Crone Geophysics deep penetrating pulse electromagnetic anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results show 0.30% Cu and 7.62% Zn over the 45.13 m, including 0.19% Cu and 17.26% Zn over 16.45 m. Drilling at Lalor has been continuous since the discovery of mineralization on the property.

GEOLOGY

REGIONAL GEOLOGY

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga

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tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Flin Flon Belt is in fault and /or gradational contact with the Kisseynew Domain metasedimentary gneisses to the north and is unconformably overlain by the Phanerozoic cover of sandstone and dolostones to the south. Regional metamorphism at 1.82 to 1.81 Ga formed mineral assemblages in the Flin Flon Belt that range from prehnite-pumpellyite to middle amphibolite facies in the east and upper amphibolite facies in the north and west.

The Snow Lake portion of the Flin Flon Belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west. The thrust package of the Snow Lake area has been modified by 1.82 to 1.81 Ga regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages.

Intrusions in the belt are divided into pre-, syn- and post tectonic varieties where the pre-tectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks.

LOCAL AND PROPERTY GEOLOGY

The Snow Lake arc assemblage, which hosts the producing and past-producing mines in the Snow Lake area, is a 20 km wide by 6 km thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel sequence that

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hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Chisel sequence is lithologically diverse and displays rapid lateral facies variations and abundant volcaniclastic rocks. Mafic and felsic flows both exhibit evolved geochemical characteristics (relative to the unevolved underlying Anderson sequence) consistent with one of, or a combination of, the following: within-plate enrichment, derivation from a more fertile mantle source, lower average extents of melting at greater depths, and contamination from older crustal fragments. These rocks have undergone metamorphism at the lower to middle almandine-amphibolite facies.

Rock units in the hanging wall of the Lalor deposit typically reflect this diversity and variation in rock types that include mafic and felsic volcanic and volocaniclastic units, mafic wacke, fragmental units of various grain sizes, and crystal tuff units

The Lalor deposit is similar to other massive sulphide bodies in the Chisel sequence (Chisel Lake, Ghost Lake, Chisel North, and Photo Lake), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact.

The most common dyke intrusion throughout these rocks is a fine grained feldspar-phyric gabbro to diorite. The Chisel Lake pluton, a late 1.8 km by 9.8 km layered ultramafic intrusion, truncates the main lens of the Chisel Lake massive sulphide deposit but is not seen in any of the Lalor drill core.

The footwall rocks have extensive hydrothermal alteration and metamorphic recrystallization has produced rather exotic aluminous mineral assemblages. These assemblages include chlorite dominant schists, sericite dominant schists, and cordierite+anthophyllite gneisses. Other minerals indicative of hydrothermal alteration that occur extensively throughout these rather simplified rock assemblages include quartz, feldspar, kyanite, biotite, garnet, staurolite, hornblende, and carbonate. Clinopyroxene, gahnite and anhydrite also occur locally. These assemblages are typical of metamorphosed footwall hydrothermal alteration commonly associated with volcanogenic massive sulphide (VMS) deposits and are similar to that at the other massive sulphide deposits in the Chisel Lake area.

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The mineralization is relatively flat lying, trends 270° to 310° azimuth and dips between 15° to 30° to the north.

MINERAL RESOURCES

HBMS has prepared a mineral resource estimate for the Lalor deposit for HudBay. The estimate was carried out using a block model method constrained by wireframe grade-shell models, with ordinary kriging (OK) interpolation.

The grade estimation was constrained using wireframe models of the zinc rich base metal mineralized zones using geologically interpreted copper and zinc mineralized intersections with a 4% ZNEQ cut-off and a minimum width of two metres. The wireframes were interpreted from diamond drill information collected by HBED. In total, six stacked lenses or zones of zinc-rich polymetallic near solid to solid sulphide mineralization were identified, approximately 570 m to 1,160 m below surface, occurring at or near the top of hydrothermally altered felsic rocks.

The drill hole database contains 86 parent holes and 49 wedge offsets, totalling 118,473 m of drilling. All information used in the estimation of the mineral resources was extracted directly from the HBMS acQuire database management system managed by the Mines Technical Services (MTS) department.

Prior to compositing high-grade samples of gold and silver were capped, according to zone. Samples were composited into two meter lengths prior to grade estimation. High grade composites for all the metals were restricted during the grade interpolation by limiting the search distance.

Geostatisitcal analyses of the composites were used to evaluate search parameters and search ellipsoids for use in the grade estimation. The orientations for the ellipsoids were derived from the variography process. The major search distance is parallel to the plunge of the mineralization, the minor search distance is parallel to the strike of the mineralization, and the vertical search distance corresponds to the thickness of the mineralization.

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Bulk density values, measured for the majority of the samples, were used in weighting the composite grades and were applied for the estimation of tonnage.

The block model was constrained by interpreted 3D wireframes of the mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using OK interpolation. Zone intersections were selected based on a minimum 4% ZNEQ over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ and an associated dollar value equivalent.

Validation exercises were carried out on the block model grade estimates. These validation exercises included:

a.	Inspection of the OK block model grades in plan and section views in comparison to drill hole grades;

b.	Comparison of the global mean grades based on nearest neighbour, inverse distance squared weighted and OK estimation methods;

c.	Swath plot comparisons of the estimation methods;

d.	Comparison to September 2008 mineral resource estimate.

Mineral resources have been classified according to CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. All blocks estimated during the grade interpolation were assigned at least an Inferred category. Blocks estimated by at least three drill holes and less than 50 m from the nearest composite were generally qualified as Indicated resources. The blocks were then inspected in plan view to define a reasonably coherent volume of Indicated blocks with a more or less uniform density of drilling. Isolated Indicated blocks outside this volume were manually downgraded to Inferred.

MINERAL PROCESSING

A Phase 1 metallurgical testwork program on the Lalor deposit was completed in May 2009 by SGS Canada Incorporated (SGS) in Vancouver, British

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Columbia. The purpose of the testwork was to perform a preliminary evaluation of the basic mineral composition and associations, and to determine if there would be any issues treating the mineralization by conventional methods. A total of 637 samples from 9 holes with a total weight of 1,616.6 kg were collected and designated in to one of nine different mineralization types by HBMS and HBED.

SGS prepared these nine mineralization types prior to making eight test charges. The nine mineralization types were representative of base metal and precious metal intersections from the Lalor deposit at the time of collection.

The Lalor zinc rich base metal resource is mainly coarse grained copper, zinc, lead, gold and silver mineralization exhibiting good response to conventional metallurgy. The iron sulphide content, mainly pyrite is high. Lead is present as galena, copper almost exclusively as chalcopyrite (with minor bornite) and zinc as sphalerite (with very minor zinc spinels).

All charges responded very well to conventional flotation and very good copper/zinc separation was obtained with over 90% of the copper recovered to the copper rougher concentrates and approximately 90% of the zinc recovered to the zinc rougher concentrates. Separation was achieved at a rather coarse primary grind size (K80 of 100 µm).

Smeltable copper concentrates with high copper recoveries were obtained from some charges, but the copper concentrate grades of the remaining charges were relatively low due to the high lead content in the concentrates though the copper recoveries were high.

Good quality zinc cleaner concentrates were obtained from all eight charges at good recoveries. The zinc recoveries in open circuit were 83.2% - 88.2% at 53.0% - 62.5% Zn grades.

After a review of the SGS data, it was concluded:

•	The Lalor mineralization is typical to the base metal ores mined in the Chisel Basin.

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NI 43-101 Technical Report

•

The mineralization is mostly coarse grained and exhibits a high degree of liberation at a relatively coarse grind (100 µm). This would normally indicate that a very good metallurgical response can be expected with this mineralization. However, high iron content is also evident and this may lead to a more difficult upgrading of concentrates.

•	The high degree of mineral liberation has led SGS to predict excellent copper and zinc recoveries for the Lalor deposit.

•	Grind data indicates work indexes are similar to most of the ores HBMS treats.

•	Phase II metallurgical testing is required.

SOCIO-ECONOMIC ASPECTS OF EXPLORATION ACTIVITIES AND ENVIRONMENTAL CONSIDERATIONS

There are no known issues with local communities or indigenous peoples. The population and workforce of Snow Lake, Manitoba, would benefit from the potential exploration of these resources.

UMA Engineering Ltd. conducted a vegetation study as part of an EIS in the area of Lalor in September 2007. A portion of the survey involved ground truthing in order to confirm the presence or absence of endangered, threatened or special concern species within the project area, and also to conduct an inventory of botanical species within the project area in support of a desktop review. No endangered or protected species were observed during the field program.

LALOR POTENTIAL GOLD ZONES

The Lalor potential gold zones estimates are conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource. HBMS prepared the potential gold zones estimates for the Lalor deposit for HudBay. The potential estimate was carried out using a block model constrained by wireframe grade-shells, with inverse distance squared weighted (IDW) interpolation.

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The grade estimation was constrained using wireframe models of the potential gold zones, using geologically interpreted precious metal intersections with a 1.0 g/t gold cut-off over a two metre core length, to determine the zone outlines for continuity purposes to build the 3D wireframes. The wireframes were interpreted from diamond drill information collected by HBED. In total five stacked lenses or zones of gold mineralization were identified either in contact with or entirely separate to the zinc rich base metal resources, 715 m to 1,175 m below surface, occurring at or near the top of hydrothermally altered felsic rocks.

All information used in the conceptual estimate of the potential gold zones was extracted from the same HBMS acQuire database management system as for the zinc rich mineral resources.

Prior to compositing high grade samples of all the metals were capped, based on the statistical analysis of the data per each zone. Samples were composited into full length composites from hanging wall to footwall contact while honouring the interpreted potential gold mineralized zone boundaries.

The limited drilling of the potential gold on the property and number of composites was insufficient to detect a direction of maximum continuity. The search parameters and orientations for the ellipsoids were derived from the interpreted potential gold wireframes. The major search distance is parallel to the plunge of the mineralization, the minor search distance is parallel to the strike of the mineralization, and the vertical search distance corresponds to the thickness of the mineralization.

Bulk density values, measured for over half the samples, were used in weighting the composite grades and were also applied for the estimation of tonnage ranges.

Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using IDW interpolation.

The limited amount of drilling to date, lack of perceived continuity and the variability of the high-grade precious metal intersections of the potential gold zones precludes their inclusion into the current mineral resource estimate. The potential gold zones at Lalor require testing of the near distance variability. This testing will help characterize the deposit for mineralization type and continuity.

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2 INTRODUCTION AND TERMS OF REFERENCE

Hudson Bay Mining & Smelting Co., Limited (HBMS), a wholly owned subsidiary of HudBay Minerals Inc. (HudBay), completed this technical report on the Lalor deposit, near Snow Lake, Manitoba for HudBay that conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects.

HudBay is an integrated Canadian mining company that produces zinc, copper, gold, silver, and zinc oxides from mines and plants in Manitoba, Saskatchewan, Ontario and Michigan. Hudson Bay Exploration and Development Company Limited (HBED) performs the mineral exploration tasks on behalf of HudBay.

This report represents an update of information pertaining to the Lalor deposit previously disclosed in a NI 43-101 report dated September 2008. Additional drilling has resulted in a large portion of the zinc rich base metal Inferred resources being converted to Indicated resources and the first time disclosure of a conceptual estimate on the potential gold zones at Lalor.

HudBay’s operations in Flin Flon, Manitoba include the 777 Mine, Trout Lake Mine, ore concentrator, zinc plant, and copper smelter. Operations in Snow Lake, Manitoba, include the Chisel North Mine on care and maintenance and a mothballed ore concentrator that are anticipated to reopen in early 2010. Lalor is located approximately 18 km by road west of the town of Snow Lake, Manitoba.

In 2007 Lalor was considered primarily a zinc deposit with local copper, gold, silver and lead mineralization that occurs along a stratiform sulphide horizon. Since discovery in 2007, a total of 86 parent holes, 49 wedge offsets and numerous holes were deepened on the property and have identified the potential for extensive gold zones in addition to the zinc rich mineral resources.

Mineralization of the zinc rich base metal zones occur as disseminated to solid sulphides consisting of medium to coarse grained sphalerite, pyrite and chalcopyrite with lesser amounts of galena and arsenopyrite. Precious metal

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intersections of the Lalor potential gold zones contain low amounts of iron sulphide (4% to 5% on average) that is in the form of pyrite, pyrrhotite and chalcopyrite. Generally minor amounts of galena and sphalerite occur.

HudBay owns 100% of the interest in the property, through a group of five contiguous HBED claims and eight HBMS mineral leases.

The mineral resource and potential gold conceptual estimates were prepared by Robert Carter, P. Eng., HBMS Senior Mines Analyst, who is a Qualified Person as per NI 43-101 under the direct supervision of Kimberley Proctor, P.Geo., HBMS Superintendent Mines Technical Services, also a Qualified Person as per NI 43-101. Robert Carter, P. Eng., and Kimberley Proctor, P. Geo. reviewed the geological data, drill core and last visited the property on October 27, 2009 and numerous times prior to this date.

UNIT ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron
°C	degree Celsius
%	percent
C$	Canadian dollars
cm	centimetre
Ga	billion years
g/t	gram per tonne
hr	hour
ha	hectare
k	kilo (thousand)
kg	kilogram
km	kilometre
km/h	kilometre per hour
kV	kilovolt
kWh	kilowatt-hour
kWh/t	Kilowatt-hour/tonne
m3	cubic metre
ASL	above sea level
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
US$	United States dollar
USgpm	US gallon per minute
V	volt

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NAME ABBREVIATIONS

Abbreviations of company names and terms used in the report.

3D	Three-Dimensional
AAS	Atomic Absorption Spectrometry
Acme	Acme Analytical Laboratories Ltd.
ACS	American Chemical Society
As	Arsenopyrite
ASL	Above Sea Level
Balchen & Kulchycki	Balchen & Kulchycki Surveys
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
Cp	Chalcopryite
EIS	Environmental Impact Statement
EM	Electromagnetic
ES	Emission Spectrograph
Ga	Galena
H2O	Water
HBED	Hudson Bay Exploration and Development Company Limited
HBMS	Hudson Bay Mining & Smelting Co., Limited
HCl	Hydrochloric Acid
HNO3	Nitric Acid
HudBay	HudBay Minerals Inc.
ICP	Inductively Coupled Plasma
IDW	Inverse Distance Squared Weighted
ISO	International Organization for Standardization
LIMS	Laboratory Information Management System
MTS	Mines Technical Services
NN	Nearest Neighbour
OK	Ordinary Kriging
PbO	Lead Oxide
P. Eng.	Professional Engineer
P. Geo.	Professional Geoscientist
PGE	Platinum Group Elements
PR	Provincial Road
Py	Pyrite
QA/QC	Quality Assurance/Quality Control
RL	Relative Level
RQD	Rock Quality Designation
SG	Specific Gravity
SGS	SGS Canada Incorporated
Sp	Sphalerite
UTM	Universal Transverse Mercator
VMS	Volcanogenic Massive Sulphide
ZNEQ	Zinc Equivalency

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3 RELIANCE ON OTHER EXPERTS

HBMS has followed standard professional procedures in preparing the contents of this mineral resource estimation and conceptual estimation for HudBay. Data used in this report has been verified where possible and HBMS has no reason to believe that the data was not collected in a professional manner.

The results and opinions expressed in this report are conditional upon the geological and title information being current, accurate and complete as of the date of this report, and the understanding that no information has been withheld that would affect the conclusions made herein. For the purpose of this report, HBMS has relied on title and property ownership information provided by Ens Land Management.

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4 PROPERTY DESCRIPTION AND LOCATION

HudBay owns a 100% interest in the property through five HBED claims and eight HBMS mineral leases to the south. The Lalor property is located approximately 215 km east of Flin Flon and 18 km west of Snow Lake in the province of Manitoba at 54°52’N latitude, 100°08’W longitude and 303 m ASL (Figure 4-1).

LAND TENURE

The five contiguous claims held by HBED encompass the majority of the Lalor deposit and the southerly up-plunge extension of the mineralization lies within the HBMS mineral leases (Figure 4-2). The five HBED claims cover an area totaling 765 ha and are in good standing (Table 4-1). The eight HBMS mineral leases that contain the up-plunge extension of the mineralization total 152 ha (Table 4-2). Property boundaries are set forth in the mineral leases and claims as shown below.

TABLE 4-1 PROPERTY MINERAL CLAIMS

HudBay Minerals Inc. – Lalor Deposit

Claim Number	Disposition Name	Owner	Hectares	Anniversary Date
CB10605	DUB 10605	HBED	195	20-Aug-2020
CB10606	DUB 10606	HBED	182	20-Aug-2020
CB10607	DUB 10607	HBED	107	20-Aug-2010
CB10608	DUB 10608	HBED	100	20-Aug-2020
CB5361		HBED	181	9-May-2010

Total	5		765

TABLE 4-2 PROPERTY MINERAL LEASES

HudBay Minerals Inc. – Lalor Deposit

Lease Number	Disposition Name	Owner	Hectares	Anniversary Date
M 5778	OX 153	HBMS	16	8-Apr-2010
M 5779	OX 154	HBMS	18	8-Apr-2010
M 5780	OX 155	HBMS	18	8-Apr-2010
M 5781	OX 156	HBMS	20	8-Apr-2010
M 7278	OX 143	HBMS	22	6-Sep-2010
M 7279	OX 144	HBMS	21	6-Sep-2010
M 7280	OX 145	HBMS	22	6-Sep-2010
M 7281	OX 146	HBMS	15	6-Sep-2010

Total	8		152

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Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 4-1 LOCATION MAP

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NI 43-101 Technical Report

FIGURE 4-2 MINERAL CLAIM AND LEASE MAP

426000
428000
430000
432000
434000
436000
438000
440000
6084000
6082000
6080000
6078000
6076000
6074000
Powerlines
SNOW LAKE
DUB 10505
DUB 10506
LALOR DEPOSIT
DUB 10607
DUB 10608
CB 5361
395
393
Snow Lake Concentrator
Railroad
CHISEL NORTH MINE
392
0
3000
6000 Meters

LEGEND

63k16
- Highway
- Rivers
- Lakes
- Powerlines
- Trails
- Road
- Snow Lake Concentrator
- Lalor Claims
- HBMS Mineral Leases (Lalor)
- HBED Claims
- HBMS Claims
- HBMS Mineral Leases
- Other Claims

LALOR DEPOSIT

NTS SHEET: 63 K16, NAD83

N

HBED

Produced at HBED, Flin Flon

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The mineral claims have a work commitment of C$25/ha per year and filing fees of C$12/claim per year, which must be submitted with application to renew. Field work is carried out and a Report of Work is submitted to the Ministry of Manitoba Science, Technology, Energy and Mines (the Manitoba government) office for assessment credits. Assessment credits can be used towards the work commitment of any claim within a 3,200 ha area of the claim where the original work was incurred. Claims can be renewed for any number of years provided sufficient assessment credits exist and are applied, to meet the work required over the number of years being renewed.

The mineral leases are Order in Council (OIC) leases that have a term of 21 years. An annual payment of C$10.50/ha or C$193 minimum payment is due over the 21 year term. Annual tax of C$10 per lease is due by December 31 of each year. There is no work commitment on an OIC lease.

LAND USE PERMITTING

A general permit is held by HBED for the construction of the Lalor exploration road (GP59093). In addition, HBMS holds a quarry lease for a source of roadbed material (QL-928). Table 4-3 shows the permit status for the Lalor property.

TABLE 4-3 PERMITS

HudBay Minerals Inc. – Lalor Deposit

Claim Number	Permit Number	Owner	Work
CB10605	GP59093	HBED	Road
CB10606	GP59093	HBED	Road
CB10607	GP59093	HBED	Road
CB10608	GP59093	HBED	Road
CB5361	GP59093	HBED	Road
CB5361	QL-928	HBMS	Quarry

Currently, HBMS holds the Mineral and Mineral Access Rights to the Lalor deposit. This allows use and occupation of the land surface for the purposes of prospecting, exploring for, developing, mining or producing minerals on, in or under the land. Should any buildings and/or structures be required for the efficient and economical performance of the mining operations, an application must be made to the Manitoba government for a surface lease (Toffan, 2009).

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Lalor deposit is located approximately 215 km by road east of Flin Flon and 18 km by road west of the community of Snow Lake, Manitoba. Access to the deposit is from Provincial Road (PR) #395, a gravel road off PR #392, which joins the town of Snow Lake and PR #39 (Figure 5-1). From PR #395 there is an approximate three km exploration road into the site to support the continuing exploration of the deposit.

CLIMATE

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities.

The nearest Environment Canada weather station is located near Baker’s Narrows at the Flin Flon airport, approximately 16 km southeast of Flin Flon, and approximately 100 km west of the Lalor deposit. The average annual temperature at the Baker’s Narrows weather station is 0.1°C. The average summer temperature is approximately 17°C, and the average winter temperature is -14°C. The lowest monthly average temperature occurs in January at -21.1°C, and the highest monthly average temperature is in July at 18.3°C. Freeze-up of small bays and lakes occurs in mid-November, with breakup occurring in mid-May. There is an average of 115 frost-free days.

On average 45.7 cm of precipitation falls annually, 35% as snow. Since 1960, extreme monthly precipitations have been zero to a high of 18.11 cm, with a maximum daily precipitation of 7.82 cm. Average monthly winds for the area range from 10 km/hr to 13 km/hr, with 40% of the winds originating from the northwest, northeast or north.

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Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 5-1 SNOW LAKE REGIONAL MAP

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LOCAL RESOURCES

The nearest community is the town of Snow Lake, Manitoba, located approximately 18 km from Lalor. The community of 837 (2006 census) has 355 private dwellings, of which 325 are single-detached or semi-detached houses and 30 are apartments. There are two cottage subdivisions located on Wekusko Lake along PR #391, as well as residences at Herb Lake Landing, approximately 40 km south of the town. There are also a small number of seasonal remote cottages located near lakes throughout the area.

Snow Lake community services include a health facility staffed with two doctors, a grocery store, two hotel/motels, three service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course.

The nearest larger centres (5,000+) are Flin Flon (215 km), The Pas (200 km) and Thompson (230 km), all accessible by paved highway. There is a 1,100 m x 20 m unserviced gravel municipal airstrip located approximately 30 km from Lalor along PR #394. A small craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. Rental vehicles are available at the Flin Flon airport. The nearest full service commercial airport is located at Baker’s Narrows, near Flin Flon, approximately 200 km from Lalor. The nearest international airport is located in Winnipeg, approximately 700 km from Snow Lake.

There is no rail in the immediate area of Lalor or Snow Lake. The nearest rail access is at Wekusko siding, approximately 65 km southeast of Lalor. Wekusko is accessible by an all-weather road. A gravel rail bed (ties and rail removed) connects the Snow Lake concentrator to Chisel Lake Mine, and continues to a rail line at Optic Lake siding, approximately 65 km west of Chisel Lake. Optic Lake is not road accessible.

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INFRASTRUCTURE

The only infrastructure at the Lalor site is an exploration road.

HBMS operates a zinc and copper metallurgical plant in Flin Flon, Manitoba, approximately 215 km from Lalor. Present capacities are 115,000 tpa refined zinc and 80,000 tpa copper anode. Copper anode is refined at HudBay’s White Pine refinery in Michigan.

HBMS owns an ore concentrator approximately 18 km from Lalor, currently mothballed and is anticipated to reopen in early 2010. The mill operated five days per week at 1,300 short tons per milling day, processing ore from the Chisel North Mine. The mill has two circuits, with design capacities of 1,000 stpd and 2,400 stpd.

The concentrator had one circuit operational and was only producing zinc concentrate when mothballed. It was historically capable of producing copper, zinc and lead concentrates. The tailings are either dry-filtered or slurried and deposited at the Anderson Lake tailings pond. Concentrates were hauled by truck to HBMS metallurgical facilities in Flin Flon.

HBMS has a permitted tailings storage facility at Anderson Lake, located approximately three kilometres from the Snow Lake concentrator and 18 km from Lalor. As of December 2006, using a modified deposition plan, tailings remaining capacity was estimated at 7.5 million tonnes.

HBMS operates a mine water pump station for Chisel North Mine at the north end of Chisel Lake. The pipeline from this pump station follows PR #395 and terminates approximately three kilometres from Lalor at the Chisel North minesite. There is a parallel recirculating line used to prevent freezing. The pump station typically operated at 130 USgpm during winter when Chisel North Mine was in full production and provided mine process water and wash water for Chisel North Mine.

In addition, HBMS recently commissioned a 2,000 USgpm water treatment plant at Chisel Lake, approximately seven kilometers by road from Lalor. The treatment plant was being operated at 1,000 USgpm (peak 1,600 USgpm) to

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NI 43-101 Technical Report

treat Chisel North Mine discharge water and water from the Chisel Lake open pit. Both water sources contain elevated amounts of suspended and dissolved metals which require pH adjustment. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake Mine with a 110 kV overhead transmission line, running approximately parallel with PR #395. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line.

Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometre long overhead transmission line. Power is stepped down to 4,160 V / 550 V at the Chisel North substation, located at the Chisel North minesite.

PHYSIOGRAPHY

The deposit is located in the Boreal Shield Ecozone, the largest ecozone in Canada, extending as a broad inverted arch from northern Saskatchewan east to Newfoundland. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict. The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

The property area is approximately 300 m ASL, with depressional lowlands, and has gentle relief that rarely exceeds 10 m, consisting of ridged to hummocky sloping rocks (Figure 5-2).

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Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 5-2 PHOTOGRAPH OF THE LALOR DEPOSIT PROJECT AREA

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Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

6 HISTORY

The Snow Lake area has a long exploration and mining history. The Lalor deposit was discovered in 2007.

EXPLORATION IN THE CHISEL BASIN AREA

Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and Chisel North. All three mines have very similar lithological and mineralogical features. This basin is also the host of the Lalor deposit.

In early 2007, drill hole DUB168 was drilled almost vertically to test a 2003 surveyed Crone Geophysics deep penetrating pulse electromagnetic anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results include 0.30% Cu and 7.62% Zn over the 45.13 m, including 0.19% Cu and 17.26% Zn over 16.45 m. Drilling at Lalor has been continuous since the discovery of mineralization on the property.

HISTORICAL MINING IN THE SNOW LAKE AREA

The Snow Lake area has had an active mining history for more than 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake and Chisel Open Pit, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and on care and maintenance Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of the Chisel Open Pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake Mine and continued to process ore from the Chisel North Mine until February 2009. Anticipated reopening is in early 2010 along with the Chisel North Mine.

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7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Lalor property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt (Figure 7-1) and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage (named the Amisk Collage) prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation (Syme et al., 1998). The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Flin Flon Belt is in fault and /or gradational contact with the Kisseynew Domain metasedimentary gneisses to the north and is unconformably overlain by the Phanerozoic cover of sandstone and dolostones to the south (Figure 7-2). Regional metamorphism at 1.82 to 1.81 Ga formed mineral assemblages in the Flin Flon belt that range from prehnite-pumpellyite to middle amphibolite facies in the east and upper amphibolite facies in the north and west (David and Machado, 1996; Froese and Moore, 1980; Syme et al., 1998).

The Snow Lake portion of the Flin Flon belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west (Bailes and Galley, 1999). The thrust package of the Snow Lake area has been modified by 1.82 to 1.81 Ga regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages (David and Machado, 1996; Froese and Moore, 1980).

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NI 43-101 Technical Report

FIGURE 7-1 GEOLOGY OF MANITOBA

NORTH
Trans-Hudson Orogen
Hudson
Bay
Basin
Lynn Lake
Leaf Rapids
Thompson
Lalor Deposit
Flin Flon
Snow Lake
0
100
200
Kilometres
Superior
Province
Lake Winnipeg
Lake Winnipegosis
Lake Manitoba
Bissett
Western
Canada
Sedimentary
Basin
Winnipeg
Red River
Cenozoic
Mesozoic
Paleozoic
Phanerozoic
Proterozoic granites and gneisses
Archean granites and gneisses
Mafic and ultramafic intrusive rocks
Metagreywacke
Metasedimentary rocks
Mafic and felsic metavolcanic rocks

Source: http://www.gov.mb.ca/stem/mrd/geo/exp-sup/mbgeology.html Manitoba Science, Technology, Energy and Mines

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NI 43-101 Technical Report

FIGURE 7-2 GEOLOGY OF THE FLIN FLON GREENSTONE BELT,

MANITOBA

Source: http://www.gov.mb.ca/stem/mrd/geo/exp-sup/mbgeology.html

Manitoba Science, Technology, Energy and Mines

Intrusions in the belt are divided into pre-, syn- and post tectonic varieties where the pre-tectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks.

LOCAL AND PROPERTY GEOLOGY

The Snow Lake arc assemblage (Figures 7-3 and 7-4) that hosts the producing and past-producing mines in the Snow Lake area is a 20 km wide by 6 km thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast, Bailes and Galley,

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2007). The ‘mature arc’ Chisel sequence that hosts the zinc rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Chisel sequence is lithologically diverse and displays rapid lateral facies variations and abundant volcaniclastic rocks. Mafic and felsic flows both exhibit evolved geochemical characteristics (relative to the unevolved underlying Anderson sequence) consistent with one of, or a combination of, the following: within-plate enrichment, derivation from a more fertile mantle source, lower average extents of melting at greater depths, and contamination from older crustal fragments. These rocks have undergone metamorphism at the lower to middle almandine-amphibolite facies.

Rock units in the hanging wall of the Lalor deposit typically reflect this diversity and variation in rock types that include mafic and felsic volcanic and volocaniclastic units, mafic wacke, fragmental units of various grain sizes, and crystal tuff units.

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FIGURE 7-3 VOLCANIC STRATIGRAPHY OF THE SNOW LAKE AREA

0 2 4
Kilometres
McLeod Road Fault
Snow Lake Fault
Snow Creek seq.
Snow Lake
Chisel sequence
Richard intrusive complex
Barren sulphide 'horizon'
Anderson sequence
Sneath intrusive complex
Wekusko Lake
NORTH
Burntwood Group
Late successor arc intrusions
Cook Lake
CK
La
P
Pn
CN
C
L
G
A
S
R
Ra
Li
Rd
Pt
M
Anderson sequence ('primitive arc')
Chisel sequence ('mature arc')
Snow Creek sequence ('arc-rift')
Massive sulphide deposit (Cu-Zn, Zn-Pb-Cu)
Tectonites
Stratagraphic facing
Thrust fault
Normal fault

Source: Bailes and Galley, 2007

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NI 43-101 Technical Report

FIGURE 7-4 GEOLOGY OF THE SNOW LAKE AREA

Lalor Deposit
Snow Lake
Legend
Faults
Dykes
Mackenzie
Molson
Roads
Provincial
500K Lake Boundary
500K Lakes
500K Rivers
Bedrock Geology
0
5
10
Kilometres

Source: http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

Manitoba Science, Technology, Energy and Mines

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The Lalor deposit is similar to other massive sulphide bodies in the Chisel sequence (Chisel Lake, Ghost Lake, Chisel North, and Photo Lake), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

The most common dyke intrusion throughout these rocks is a fine grained feldspar-phyric gabbro to diorite. The Chisel Lake pluton, a late 1.8 km by 9.8 km layered ultramafic intrusion (Bailes and Galley, 2007), truncates the main lens of the Chisel Lake massive sulphide deposit but is not seen in any of the Lalor drill core.

The extensive hydrothermal alteration and metamorphic recrystallization of the footwall rocks has produced some exotic aluminous mineral assemblages. These assemblages include chlorite and sericite dominant schists and cordierite+anthophyllite gneisses. Other minerals indicative of hydrothermal alteration that occur extensively throughout these rock assemblages include quartz, feldspar, kyanite, biotite, garnet, staurolite, hornblende, and carbonate. Clinopyroxene, gahnite and anhydrite also occur locally. These assemblages are typical of metamorphosed footwall hydrothermal alteration commonly associated with volcanogenic massive sulphide (VMS) deposits and are similar to that at the other massive sulphide deposits in the Chisel Lake area.

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8 DEPOSIT TYPE

Lalor is interpreted as a VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins. Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system (Franklin et al., 2005).

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive. Footwall, and less commonly, hanging wall semiconformable alteration zones are produced by high temperature water-rock interactions (Franklin et al., 2005).

The depositional environment for the mineralization at Lalor is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

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9 MINERALIZATION

The Lalor VMS deposit is flat lying, with zinc mineralization beginning at approximately 570 m from surface and extending to a depth of approximately 1,160 m. The mineralization trends about 270° to 310° azimuth and dips between 15° and 30° to the north. It has a lateral extent of about 900 m in the north-south direction and 700 m in the east-west direction.

Sulphide mineralization is pyrite and sphalerite. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimetres and averages two to three millimeters in size. Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism.

Disseminated blebs and stringers of pyrrhotite and chalcopyrite occur locally within the massive sulphides, adjacent to and generally in the footwall of the massive sulphides. The hydrothermally altered rocks in the footwall commonly contain some very low concentrations of sulphide minerals.

Some sections of massive pyrrhotite occur, but these tend to give way to pyrite-sphalerite-dominant zones.

Six distinct stacked zinc rich mineralized zones have been interpreted within the Lalor deposit based on the Zinc Equivalency (ZNEQ) of 4% over a minimum two metre interval (Table 9-1).

The top two lenses of the stacked base metal zones (coded as Zone 11 and 10) have higher grade zinc and iron content. The footwall lenses coded as Zones 20, 30, 31 and 40 have moderate to high zinc grades hosted in near solid sulphides containing higher grade gold and locally appreciable amounts of copper.

Overall, Zones 10 and 20 have the largest extent and volume of mineralization. Zone 10 extends approximately 450 m in the east-west and 600 m in the north-south direction and Zone 20, 450 m in the east-west and 900 m in the north-south direction.

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TABLE 9-1 SUMMARY OF ZINC RICH INTERPRETED WIREFRAMES

HudBay Minerals Inc. – Lalor Deposit

Zone	Volume (m3)	Average Thickness of Mineralization (m)	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3) / Number of Drill Holes
10	1,599,000	7.00	39	388.60	41,000
11	112,000	2.42	10	33.34	11,200
20	1,781,000	7.39	60	562.12	29,700
30	766,000	10.42	19	251.18	40,300
31	149,000	6.78	5	49.47	29,800
40	314,000	6.47	9	81.58	34,800

Total	4,721,000			1,366.29

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alteration. These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other. This association has been confirmed in thin section.

Magnetite is not common, often less than 1% and less than one millimetre in size, but can range up to 5% and from one to three millimeters in size when associated with rhyolites of the hanging wall and felsic gneisses of the footwall. Magnetite rarely occurs as porphyroblasts in chlorite schists, sometimes up to one centimetre in size. Galena occurs as disseminations mostly in the altered footwall rock and at or near the immediate hanging wall of the massive sulphide sections. Arsenopyrite is present, but rare. Gahnite, like galena, is locally present in the altered country rocks and often seems to be in vein-like structures.

POTENTIAL GOLD ZONES MINERALIZATION

Notable gold and silver rich zones have also been intersected outside the current zinc rich mineral resources on the property. The precious metal mineralization begins at approximately 715 m from surface and extends to a depth of approximately 1,175 m. The mineralization trends about 270° to 310°

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azimuth and dips between 15° to 30° to the north. The precious metal zones have lateral extents of 870 m in the north-south direction and 420 m in the east-west direction.

Precious metal intersections of the Lalor potential gold zones contain low amounts of iron sulphide (4% to 5% on average) that is in the form of pyrite, pyrrhotite and chalcopyrite. Generally minor amounts of galena and sphalerite occur. The intersections display no distinct marker horizons other than being extensively altered to form rather exotic mineral assemblages.

Initial polished thin section inspections have identified electrum with pyrite, galena, chalcopyrite, bornite and tetrahedrite/sulphosalt. Host rocks tend to be rather diverse. They include amphibolite, chlorite and carbonate schist, carbonate rich rocks (skarn), calc-silicates, silicified zones, cordierite and anthophyllite-bearing gneisses, and quartz veins. Quartz veins that contain tiny (< 1 mm) specks of disseminated galena tend to have higher gold values than other variety of quartz vein.

Five stacked gold lenses or zones of low sulphide either in contact with entirely separate to the zinc rich base metal resources were interpreted (Table 9-2).

The interpreted potential gold zones are generally co-parallel and /or separate to the zinc rich base metal mineral resource zones. However, potential gold zones locally merge, overlap and cut through zinc rich base metal resources as is the case with potential gold Zones 21, 25 and 26.

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TABLE 9-2 SUMMARY OF POTENTIAL GOLD INTERPRETED WIREFRAMES

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Volume (m3)	Average Thickness of Mineralization (m)	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3) / Number of Drill Holes
21	1,271,000	9.89	50	660.40	25,400
24	96,000	4.17	9	47.39	10,700
25	1,661,000	8.06	45	505.94	36,900
26	294,000	6.51	13	104.66	22,600
27	551,000	11.50	6	108.96	91,800

Total	3,873,000			1,427.35

LITHOLOGICAL CODING

The Lalor deposit resource model used the HBMS Snow Lake lithology legend as shown in Table 9-3 for coding drill hole rock types in the area.

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TABLE 9-3 RESOURCE MODEL ROCK CODE DESCRIPTION

HudBay Minerals Inc. – Lalor Deposit

Rock Code	Rock Type
1	Basalt
2	Andesite
3	Polymodal Fragmental
4	Dacite
5	Rhyolite
6	Amphibolite
7	Diorite
9	Altered Schist
10	Altered Gneiss
11	Metasediments
12	Gabbro
13	Felsic Intrusions
14	Mafic Dyke
15	Felsic Dyke
61	Solid Sulphides
62	Near Solid to Solid Sulphide
63	Near Solid Sulphide
64	Disseminated to Near Solid Sulphide
65	Disseminated Sulphide
66	Well Mineralized to Disseminated Sulphide
67	Well Mineralized
69	Mineralized
73	Stringer Sulphides
80	Quartz Vein
88	Shear Zone
89	Breccia Zone
90	Wedge
91	Bullnose off Wedge
94	Casing
96	Fault

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10 EXPLORATION

Exploration in the Lalor deposit area is conducted by HBED, which is the exploration subsidiary of HudBay located in Flin Flon. A field office, including core logging and storage facilities, is situated on the HBMS Snow Lake concentrator site.

In 2003, a Crone Geophysics high power time-domain electromagnetic (EM) system experimental survey was conducted over the deepest portion (approximately 600 m vertical depth) of the Chisel North Mine. The survey was designed and interpreted by HBED and was conducted by Koop Geotechnical Services Inc. The survey provided conclusive evidence that the system could detect conductive bodies at depths greater than 500 m and it was decided to extend the survey coverage further down-dip and down-plunge of the known mineralized lenses. A double-wired transmitter loop measuring two kilometres by two kilometres was used to maximize the EM field strength. The survey results were interpreted using three-dimensional computer modeling software. The model indicated a highly conductive, shallow-dipping zone at a vertical depth of 800 m. The Lalor drilling began in March 2007 to test the geophysical anomaly, and diamond drill hole DUB168 intersected conductive sulphides at a depth of approximately 780 m. Drilling is ongoing and has been continuous since the discovery hole.

Time-domain borehole EM surveys with three dimensional probes are routinely conducted on drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also may detect any possible conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

Exploration since the disclosed September 2008 NI 43-101 technical report has focused on delineating the Inferred resource, confirming the continuity of the mineralization down plunge, and testing the notable precious metal intersections in the footwall horizon.

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11 DRILLING

The Lalor drilling began in March 2007 to test an electromagnetic anomaly and the first hole DUB168 intersected appreciable widths of zinc rich massive sulphides. Drilling is ongoing and has been continuous since the discovery hole. This report contains drilling information as of a September 15, 2009 cut-off date.

The majority of the drilling on the property is by near vertical holes were the sample length is approximately equal to the true thickness because of the flat lying nature of the Lalor deposit.

All diamond drilling was completed from surface retrieving whole core sizes of BQ and NQ. Wedge offsets and associated directional drilling were completed on parent holes, resulting in time and cost savings over drilling a new hole from surface. Wedging and directional drilling were used at Lalor for acquiring metallurgical sample and delineation purposes. For delineation purposes, wedge offsets are oriented towards specific targets selected by the geologists along a path calculated by the directional drilling technicians. In metallurgical sampling wedge offsets are unoriented and the wedge is set just above the zone that is to be sampled such that the core sample collected is generally within 10 m to 20 m of the parent hole intersection. As many as seven wedge offsets have been completed from one parent hole.

All of the parent drill holes used for wedge offsets at Lalor are NQ size due to the size of the wedging and directional drilling equipment used. Tech Directional Services Inc. of Newfoundland is the contractor operating the Devico directional drilling system. The Devico system allows for the collection of AQ core from an NQ hole throughout the steering process. An offset of up to 20° per 30 m of hole can be achieved with this system. Core recovery is generally greater than 90%.

The first step in the wedging process is to backfill the hole with cement so as not to leave space in the parent below the wedge. An expandable wedge retainer (plug) is then set in the parent hole at a predetermined depth and a wooden block is placed on top of the wedge. A non-retrievable steel wedge is set into the wooden block and is held in place by the axe head of the wedge that splits the wooden block. This, plus the swelling of the wood as it hydrates, holds the wooden block tightly in place and subsequently keeps the wedge oriented

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properly. The wedge face is oriented using an orientation tool in the wedge dropper and a downhole survey tool by the directional drilling technicians to achieve the desired direction.

A bullnose bit is used to kick off the wedge and start a new hole. No core is recovered in this process. The bullnose is generally used for five metres of drilling, just enough to get past the steel wedge and establish a new hole. A wedge will allow up to a two degree deviation from the parent hole. The natural bend of the steel rods and core barrel as they drill past the wedge increases the amount of deviation from the wedge.

For metallurgical samples, after bullnose drilling, the NQ drilling is allowed to proceed off the wedge for 40 m to 80 m or more until the sample is collected. The hole is then cemented and the process can be repeated higher up the hole.

For delineation drilling purposes, once a wedge offset is established from the parent hole (usually 12 m to 15 m past the wedge), the directional drilling technicians use the Devico system to steer the hole towards the drill target. Generally the system is used for short distances and then normal NQ drilling is resumed.

At the time of the cut-off date for this report, there was wedging from 27 parent holes.

Core recovery at Lalor is near 100% on all holes.

Table 11-1 presents a summary of diamond drill holes with assay results as of September 15, 2009.

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TABLE 11-1 SUMMARY OF DIAMOND DRILL HOLES WITH ASSAY RESULTS AS OF SEPTEMBER 15, 2009

HudBay Minerals Inc. – Lalor Deposit

Year	Hole Type	Operator	Number of Holes	Core Size	Length (m)	Drilling Company
2007	Parent	HBED	2	BQ	2,342	Major Drilling Ltd.
	Parent	HBED	26	NQ	29,600	Major Drilling Ltd.
2008	Parent	HBED	41	NQ	45,454	Major Drilling Ltd.
	Wedge	HBED	32	NQ/AQ	12,112	Major Drilling Ltd.
2009	Parent	HBED	17	NQ	19,620	Major Drilling Ltd.
	Wedge	HBED	17	NQ/AQ	9,345	Major Drilling Ltd.

Total			135		118,473

SURVEYING

PROPERTY GRID AND DRILL HOLE COLLARS

In August 2007, Manitoba land surveyors, Balchen & Kulchycki Surveys (Balchen & Kulchycki), established control points at the Lalor property using a Trimble R8 RTK DGPS system, rated as subdecimetre in accuracy. The survey consisted of locating the coordinates of the property grid and 14 drill hole collars. Coordinates are reported in UTM NAD83.

HBMS has conducted numerous field trips to survey drill hole collars completed after August 2007. The surveys were conducted using a Trimble 5800 RTK DGPS. The base stations were set up on a point previously surveyed by Balchen & Kulchycki at the edge of PR #395, approximately 3.3 km from the drilling area. Collars were then surveyed with a rover unit linked to the base via radio. During the survey the equipment’s reliability was checked by surveying three of the benchmark sets established by Balchen & Kulchycki in the drilling area. In each case, the difference between the two sets of coordinates was less than two centimetres. Drill hole collars previously surveyed by Balchen & Kulchycki were check surveyed and discrepancies were negligible.

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NI 43-101 Technical Report

Sixteen of the total parent drill hole collars were not surveyed as of September 15, 2009 because the drill platforms are covering the collars while drilling another hole. The location of the currently drilled hole was used in these cases.

All diamond drill holes were proposed and collared based on the property grid, which was referenced from baselines in the area that were cut every 1,230 m. Chain and turning boards were used to establish the grid on 91 m centres.

The location of the drill holes is shown in Figure 11-1 in relation to the base metal mineralized outlines. The holes were originally drilled at 200 m to 400 m spacing across the geophysical target to outline the overall deposit extents. The deposit is currently drilled at less than 50 m in the middle of the base metal zones and 75 m to 125 m spacing along the perimeter. The majority of holes are drilled near vertical and tend to deviate towards the southwest direction. Figure 11-2 illustrates the Lalor deposit drill holes and the zinc rich mineralized zone outlines in plan view. Figure 11-3 illustrates the Lalor deposit drill holes and mineralized wireframes in 3D view.

DOWNHOLE SURVEY

Downhole surveys were completed using a Reflex EZ-Shot® (Reflex) instrument. Surveys were completed at regular intervals of 30 m to 50 m down the hole.

The Reflex instrument measures the azimuth relative to the earth’s magnetic field and records the dip of the hole. The magnetic field strength is checked for possible magnetic interference, where magnetic rock or material close to the instrument affects the magnetic field strength and magnetic azimuth readings.

The normal magnetic field strength for the deposit is 5,800 nT to 6,000 nT, established in an area free of magnetic effects. The Reflex instrument is calibrated based on the normal field strength and flashes when the magnetic strength is greater or less than 1,000 nT from normal. The geologist validates the survey results and will accept or reject the magnetic azimuth reading.

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A gyro survey was completed at the Lalor deposit site in February 2009 to check the accuracy of the Reflex readings. The survey was conducted by Sperry Drilling Services, which is a division of Halliburton Group Canada. Four drill holes were selected for the survey and differences between the Reflex and the gyro survey were less than 1% at the end of the drill holes. The gyro surveys have confirmed that the magnetic Reflex survey is accurate and reliable method of downhole surveying at the Lalor deposit.

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NI 43-101 Technical Report

FIGURE 11-1 DRILL HOLE LOCATIONS

Lalor Lake
Lalor Road
Ditch
Chisel North Minesite
PR 359
Chisel Lake
Ghost Lake
Drill hole Collar & Hole Trace
Zinc Rich Mineralized Outline
0 290 580 1,160 Meters

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FIGURE 11-2 DRILL HOLES AND MINERALIZED ZONE OUTLINES IN PLAN VIEW

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FIGURE 11-3 3D VIEW OF DRILL HOLES AND MINERALIZED ZONES LOOKING 310° AZIMUTH

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12 SAMPLING METHOD AND APPROACH

The rock is drilled using a diamond bit. Whole core is retrieved from the drill string six metre core barrel. The drill helper removes the core from the barrel and places the core in boxes that are labeled by hole and box number. Distance tags are placed at appropriate locations.

The core boxes are picked up every morning from the drill site by a HBED technician or by diamond drillers at the end of the night shift and delivered to the core logging facility near the Snow Lake concentrator. Technicians sort the core boxes by specific hole number and place the core on the outdoor core racks readily available for the core logging geologist.

The geologist and /or technician transfer the core from the racks to the core logging tables as the logging progresses. The geologist orients the core to fit matching pieces and marks one metre intervals on the core with a grease pencil. The intervals are compared to the diamond drillers’ down-the-hole tags and any conflicts with the metreage differences are resolved if necessary. Core boxes are labeled with aluminum tagging containing the drill hole number, box number and the corresponding downhole distances for each box. Photographing of the diamond drill core began on a regular basis in January 2009.

The core is initially logged for lithology and then descriptively for grain size, foliation, minor units, alteration minerals and intensity, faults, rock quality designation (RQD), joints and contacts. Core is logged into an on-site North Face Software Ltd. 2003 version Lagger program (Lagger) which is later uploaded to the main Lalor acQuire database. The acQuire database is directly linked to the MineSight resource block modeling program for evaluation.

Sample intervals are then determined by both lithology and a visual estimate of the sulphide mineralization. Samples are also taken when intense alteration, quartz veining, flooding and siliceous areas are encountered as they may be indicative of precious metal occurrences. As a general rule, sample intervals are approximately one metre, though the length varies depending on lithology or type of mineralization. In no cases are samples taken from intervals less than 10 cm.

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In all holes, the mineralized material is sampled from upper through to lower mineralized contacts. The geologist identifies higher and lower grade portions of the mineralized zone in an attempt to sample similar grade material and break sample lengths at these contacts.

A minimum one shoulder sample is taken on either side of the zone to check for mineralization in the country rock, and at times sampling is taken continuously from the upper mineralized zone through to the lower zone.

Once sample intervals are selected, estimated sphalerite, chalcopyrite, and pyrite percentages are recorded in a sample tag book with a unique sample number for each sample interval. The samples are labeled on the core and are recorded in the sample booklet.

All sample intervals are taken to a cutting facility and are sawn in half by a diamond saw. Half of the core is placed into a plastic bag with its unique sample identification tag. During this process, as part of the QA/QC protocols, blanks and standards are submitted into the sample stream as per the geologist instruction at regular intervals of every 20 samples. In addition, one duplicate analysis is requested every 20 samples. The other half of the core is returned to the core box and subsequently re-racked in the Snow Lake concentrator yard.

The bagged samples are placed in a burlap bag or plastic pails and a submittal sheet is prepared by the geologist or technician. Samples are delivered to the Flin Flon assay laboratory by HBED personnel and are checked by laboratory personnel to ensure that the samples match the submittal sheet.

A total of 30,886 samples from 86 drill holes and 49 wedges were submitted to the Flin Flon assay lab for analysis. The average length for these sample intervals is 0.83 m.

Geochemical samples are taken every 30 m to 50 m on every rock type for full spectrum analysis.

Bulk density measurements are taken on samples selected for assaying, which included weakly mineralized shoulder samples on either side of the mineralized zone. The measurement methodology consists of, first, weighing the

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half split sample in air. Then, the sample is suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded. The sample is contained in a wire basket for both weighing procedures. The determination of the specific gravity (SG) is calculated from measured values as follows:

SG = A / (A-B)

Where,

A = (Weight of sample and basket in air – Weight of basket in air)

B = (Weight of sample and basket in water suspended – Weight of basket in water)

Measurements were in grams and it was assumed that the water was 1.0 g/cm3 at room temperature.

In the author’s opinion, the HBED sampling method and approach is industry standard. There are no drilling, sampling or recovery factors observed that could materially impact on the accuracy and reliability of the results.

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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The Lalor samples were all prepared and analyzed by HBMS at the Flin Flon, Manitoba assay laboratory. As part of HBMS QA/QC measures, pulp duplicates are sent to Acme Analytical Laboratories Ltd. (Acme) in Vancouver, BC for comparison and verification purposes.

HBMS LABORATORY SAMPLE PREPARATION PROCEDURES

All samples arriving at the HBMS laboratory are checked against the geologist’s sample submission sheets. Laboratory analytical work sheets are generated for the analysis areas. Any wet samples are dried at 105°C as per industry standard. The core samples are crushed to (-)10 mesh then split to approximately 250 g, pulverized to about 90% passing, (-)150 mesh and placed into labelled bags. Crusher and pulverizer checks are conducted daily to ensure there is no excessive wear on the crusher plates and pulverizer pots. For every 22 samples received the laboratory inserts a blank and QC into the batch as part of the laboratory’s internal QC checks.

As of January 1, 2009 the remaining crushed core sample (coarse reject) not used for grade analysis is returned to the sample bag and stored at the HBED Hangar for future reference.

HBMS LABORATORY ANALYSIS PROCEDURES

The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous ICP unit. The gold analysis was completed on each sample by atomic absorption spectrometry (AAS) after fire assay lead collection. As of May 1, 2009 all samples with gold values (AAS) > 10 g/t are re-assayed using a gravimetric finish. Detection limits of the ICP and AAS are shown in Table 13.1.

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TABLE 13-1 HBMS ASSAY LABORATORY DETECTION LIMITS

HudBay Minerals Inc. – Lalor Deposit

Element	Detection Limit
Ag	0.439 g/t
As	0.002%
Au	0.034 g/t
Cu	0.003%
Fe	0.007%
Ni	0.001%
Pb	0.002%
Zn	0.01%

All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. Each is received with a certificate of analysis. Both the AAS and ICP are serviced twice per year by the instrument manufactures qualified service representative to ensure that the instruments meet original design specifications.

The Flin Flon assay laboratory has been participating in CANMET PTP/MAL round robin testing since 2000. PTP/MAL is a requirement for laboratories that are ISO 17025 certified. The laboratory also has been participating since 2002 in round robin testing conducted by GEOSTATS of Australia.

Sample pulps are kept in secure storage after analysis. Pulps are only released to HBED after all data is validated. HBED personnel retrieve the designated pulps (approximately 1 out of every 20 samples) for submittal to Acme as part of their QA/QC measures.

ACME LABORATORY ANALYSIS PROCEDURES

Acme performed a multi-element assay (Group 7AR) measured on an ICP emission spectrograph after aqua regia digestion, and gold analysis (Group 601) on an ICP emission spectrometer after fire assay. As of September 2009 all gold samples reported > 10 g/t by fire assay were then gravimetrically finished (Group 601+612) as instructed by HBMS.

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For the multi-element assay, aliquots of 1.000 ± 0.002 g are weighed into 100 mL volumetric flasks. Acme’s QA/QC protocol requires one pulp duplicate to monitor analytical precision and a blank and aliquot of in-house reference material to monitor accuracy in each batch of 36 samples. 30 mL of Aqua Regia, a 1:1:1 mixture of ACS grade concentrated HCl, concentrated HNO3 and demineralised H2O, is added to each sample. Samples are digested for one hour in a hot water bath (> 95°C). After cooling for 3 hrs, solutions are made up to volume (100 mL) with dilute (5%) HCl. Very high-grade samples may require a 1g to 250 mL or 0.25 g to 250 mL sample/solution ratio for accurate determination. Acme’s QA/QC protocol requires simultaneous digestion of a reagent blank inserted in each batch. Sample solutions are aspirated into a Spectro Ciros Vision ICP emission spectrograph (ES) to determine 23 elements. Raw and final data from the ICP-ES undergoes a final verification by a British Columbia Certified Assayer who then signs the Analytical Report before it is released to the client. This 23 multi-element assay has detection limits displayed in Table 13.2.

For the gold analysis, one assay ton aliquots (29.2 g) are weighed into fire assay crucibles. Smaller aliquots of  1/4 or  1/2 assay ton may be required with difficult ore matrices. The sample aliquot is custom blended with fire assay fluxes, PbO litharge and a silver inquart. Firing the charge at 1050°C liberates Au, Ag ± PGEs that report to the molten Pb-metal phase. After cooling the Pb button is recovered, placed in a cupel, and fired at 950°C to render an Ag ± Au ± PGEs dore bead. The bead is weighed and parted (i.e. leached in 1 mL of hot HNO3) to dissolve silver leaving a gold sponge. Adding 10mL of HCl dissolves the Au ± PGE sponge. Solutions are analysed for gold on a Jarrel-Ash Atomcomp model 975 ICP emission spectrometer. Gold in excess of 30 g/t forms a large sponge that can be weighed (gravimetric finish). An analytical batch is comprised of 34 samples.

As part of Acme’s QA/QC protocol, a sample-prep blank is inserted as the first sample and carried through all stages of preparation to analysis as well as a pulp duplicate to monitor analytical precision. Two reagent blanks are inserted in each batch to measure background, and aliquots of Rocklabs Certified Reference Materials to monitor accuracy. Raw and final data undergo a final verification by a

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British Columbia Certified Assayer who signs the Analytical Report before it is released to the client. Acme is currently registered with ISO 9001:2000 accreditation.

TABLE 13-2 ACME ELEMENTAL DETECTION LIMITS

HudBay Minerals Inc. – Lalor Deposit

Element	Detection Limit
Ag	2 g/t
Al	0.01%
As	0.01%
Au	0.01 g/t
Bi	0.01%
Ca	0.01%
Cd	0.001%
Co	0.001%
Cr	0.001%
Cu	0.001%
Fe	0.01%
Hg	0.001%
K	0.01%
Mg	0.01%
Mn	0.01%
Mo	0.001%
Na	0.01%
Ni	0.001%
P	0.001%
Pb	0.01%
Sb	0.001%
Sr	0.001%
W	0.001%
Zn	0.01%

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BLANKS

Two types of blanks have been inserted into the mainstream of assays for both the HBMS and Acme laboratories. One consists of fist size chunks of granite collected from a nearby road cut and the other a certified blank. As mentioned above, blanks are submitted into the sample stream as per the geologist instruction at regular intervals of every 20 samples. When fine pulps are resubmitted to either the HBMS or Acme laboratories, preference is given to the use of the certified blanks and often inserted immediately after higher grade material.

STANDARDS

PRIOR TO MAY 2009

Several reference standards were used by HBED and are identified in Table 13-3. These standards are certified by Ore Research & Exploration PTY Ltd. (ORE) of Australia. The polymetallic sulphide reference standards were prepared from material supplied by HBMS and vary from low grade through to very high grade copper and zinc samples. As mentioned above, standards are submitted into the sample stream as per the geologist instruction at regular intervals one of every 20 samples, independent of the estimated grade.

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TABLE 13-3 ORE REFERENCE STANDARDS – CERTIFIED BEST VALUES

HudBay Minerals Inc. – Lalor Deposit

				Best Values
Series	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Fe (%)	As (%)
3 – A3	0.444	6.669	0.251	0.216	0.054	9.389	0.004
3 – B3	8.973	70.507	7.582	4.065	0.292	20.484	0.095
3 – C3	0.196	3.680	0.087	0.320	0.043	8.651	0.004
3 – D3	8.857	104.044	11.329	7.827	0.196	27.552	0.171
4 – A4	0.225	4.114	0.426	0.219	0.025	9.24	0.024
4 – B4	0.838	12.823	1.020	2.120	0.087	15.060	0.029
4 – C4	3.160	19.200	4.500	6.110	0.099	22.200	0.047
4 – D4	5.940	24.103	15.300	3.550	0.009	34.200	0.029
4 – E4	0.746	12.686	1.170	29.400	0.556	20.600	0.096
5 – A5	0.141	1.910	0.095	0.506	0.006	8.040	0.008
5 – B5	0.476	2.860	1.330	0.125	0.003	11.450	0.006
5 – C5	2.493	21.100	3.370	5.280	0.127	20.420	0.076
5 – D5	7.344	90.300	9.420	2.460	0.073	32.880	0.161
5 – E5	0.780	19.700	0.393	23.700	0.749	12.100	0.096

MAY 2009

In addition to the above mentioned standards, two gold certified standards were purchased from Rocklabs of Australia in May 2009 and are identified in Table 13-4. The certified value of these standards is higher in gold value than the above mentioned standards used prior to May 2009. With discovery of higher grade gold intersections within designated zones, the purchase of these additional standards was warranted. The gold reference standards were submitted appropriately as part of a duplicate check program designed to recheck gold results at both the HBMS and Acme laboratories. These samples have been inserted into the fine pulp rechecks by the Qualified Persons.

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TABLE 13-4 ORE REFERENCE STANDARDS – CERTIFIED BEST VALUES

HudBay Minerals Inc. – Lalor Deposit

Best Values
Series	Au (g/t)
Ox N49	7.635
Ox P61	14.92

DUPLICATES

Duplicates are marked on the assay request form as per the geologist instruction at regular intervals one of every 20 samples. The pulp duplicates are prepared at the HBMS laboratory and the two pulps are assayed individually. The second pulp assayed is then sent to the Acme laboratory for analysis.

SECURITY

Security measures taken to ensure the validity and integrity of the samples collected include:

•	Chain of custody of drill core from the drill site to the core logging area

•	Buildings are kept locked when not in use

•	Core sampling is undertaken by technicians under the supervision of HBED geologists

•	Chain of custody for core cutting through to delivery to HBMS laboratory in Flin Flon

•	Well documented and implemented receiving and processing procedures at the HBMS Flin Flon Laboratory

•	The HBMS Flin Flon Laboratory samples results are stored on a secure mainframe based Laboratory Information Management System (LIMS)

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•	The diamond drill hole database is stored on the secure HBMS network, using the acQuire database management system with strict access rights

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14 DATA VERIFICATION

QUALITY ASSURANCE/QUALITY CONTROL

A total of 30,886 samples from 86 parent holes and 49 wedges were sawn and submitted to the HBMS laboratory for assay. In addition to these samples, 1,617 blanks and 1,601 reference standards were inserted and submitted into the mainstream of samples, representing approximately 10.4% of the samples from drilling.

Assays of fine pulp material, or duplicate samples, were run by the HBMS laboratory on 1,088 of the submitted samples. Duplicate samples were analyzed by the HBMS laboratory then shipped to Acme for comparison and verification purposes as part of the external QA/QC process.

BLANKS

A total of 1,617 blank non-mineralized granite samples and certified blanks were submitted to the HBMS laboratory to test for cross-contamination from sample to sample. Of the 1,617 samples assayed, 679 reported nil values for gold, 1,584 reported nil values for silver, 1,577 reported nil values for copper and 1,421 reported nil values for zinc and are summarized in Table 14-1.

TABLE 14-1 BLANK ASSAY RESULTS

HudBay Minerals Inc. – Lalor Deposit

Total Number Blanks Submitted	Metal	Total Number Reported > Detection	Minimum Value	Maximum Value	Average Grade Above Detection
1617	Gold	938	0.034 g/t	2.983 g/t	0.06 g/t
1617	Silver	33	0.686 g/t	3.771 g/t	1.12 g/t
1617	Copper	40	0.01%	0.17%	0.03%
1617	Zinc	196	0.01%	0.44%	0.04%

CERTIFIED STANDARDS

The reference standard analyses from the HBMS Flin Flon assay laboratory for all standards show good precision of the laboratory between the copper and zinc best values. However, many of the Series 4 zinc results are lower than the

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reference standard best values, due to the use by the HBMS laboratory of aqua regia digestion rather than total digestion that was used during certification of the Series 4 values. Certification for the Series 5 values was done solely by aqua regia. Nonetheless, the lower values returned for the Series 4 standards suggest a slight conservatism of the zinc values used for the mineral resource estimate.

Of the 1,601 reference standards submitted, five were from Series 3, 284 from Series 4 and 1,310 Series 5. Two of the reference standards were not from Series 3, 4 or 5.

DUPLICATES

Figures 14-1 through 14-4 display the comparison of 1,088 original HBMS gold, silver, copper and zinc assays to Acme assay results on the same fine pulp rejects as part of HBMS external QA/QC. The comparison between laboratory results has good reproducibility with R2 values ranging from 0.9548 for gold to 0.9980 for copper.

FIGURE 14-1 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR GOLD

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FIGURE 14-2 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR SILVER

FIGURE 14-3 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR COPPER

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FIGURE 14-4 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR ZINC

GOLD

With the discovery of the precious metal intersections and focused diamond drilling on potential gold zones over the past few months, there has been particular attention placed on the assay results of the gold duplicates between laboratories and quantification of assay differences due to analytical methods. Historically the HBMS laboratory uses atomic absorption spectrometry after fire assay and the Acme laboratory uses an ICP emission spectrometry after fire assay. Although the R2 value for gold has been quite high, a slight bias was suspected when sample results were plotted against a 1:1 correlation line (see Figure 14.1). Acme results appeared to be reporting slightly lower than HBMS results.

To test for bias, an additional 1,839 fine pulp rejects from the potential gold zone drill holes were shipped to the Acme laboratory for analysis. This larger data set was considered to be more representative of the potential gold zone expected values. The shipment included 61 certified blanks inserted immediately after the higher grade gold samples and 100 certified standards inserted

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approximately every 20th sample. Analytically all samples were to be ICP-ES after fire assay and those samples reporting > 10 g/t were then required to be gravimetrically finished.

Figure 14-5 displays the comparison of the 1,839 gold check assays from HBMS and Acme laboratories. Results appear good based on a calculated R2 value of 0.9721. However of the 1839 check assays, 73.6% of the assays reported from Acme were slightly lower in value in comparison to HBMS regardless of the grade class. A detailed analysis of the results is seen in Table 14.2.

FIGURE 14-5 COMPARISON OF HBMS ASSAY AND ACME ASSAY FROM GOLD RECHECK PROGRAM

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TABLE 14-2 COMPARISON HBMS ASSAY AND ACME CHECK ASSAY FOR GOLD

HudBay Minerals Inc. – Lalor Deposit

Gold Range (g/t)	Samples Reporting Lower Values	R2 Value	Gold Value Acme : HBMS
< 5	70.9%	0.8196	0.9281 : 1.0000
5 to 10	81.0%	0.5226	0.8928 : 1.0000
10 to 30	86.8%	0.6780	0.8361 : 1.0000
> 30	88.9%	0.9173	0.8960 : 1.0000

All	73.6%	0.9721	0.8881 : 1.0000

Based on the results from the comparison, the HBMS gold assays within the acQuire database were prioritized and adjusted as follows for the calculation of mineral resources and potential gold zones:

Priority 1	Acme gold assay results
Priority 2	HBMS gold assay results adjusted as follows
Assay values < 10 g/t downgraded 10%
Assay values 10 to 30 g/t downgraded 16%
Assay values > 30 g/t downgraded 10%

The QA/QC program is ongoing and is being monitored closely. Over the next few months 10% of the 1,839 fine pulp rejects analyzed by Acme will be sent to another independent third party laboratory for analysis as a check on the Acme results.

DRILL HOLE DATABASE MANAGEMENT

Drill hole data (header, geological intervals, sample intervals, and QAQC) are logged by the geologists into the local Lagger database for the project. Drill hole validation is performed within Lagger to check for validity of reported lengths, geology intervals, and sample intervals such that there are no overlapping intervals, duplicate sample numbers, etc. Specific gravity measurements and geotechnical details are stored within Excel spreadsheets. Once the drill hole data has been reviewed by the on-site project geologist the Lagger and SG files are emailed to the HBED Lagger database manager.

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On receipt of the Lagger log, the HBED database manager also checks for inconsistencies with the data. Drill hole locations and other header data are double checked against the records (grid maps, UTM maps, and daily drill reports). On receipt of the analytical request, the sheet is reviewed by the database manager to ensure it is uniquely identified and properly completed. The QC sheet is also examined to ensure the sheet and the Lagger log are in agreement (project number, number of samples, spelling of sample numbers, misspelled duplicates, mistaken duplicates). Any discrepancies are brought to the attention of the project geologist or the core technician. Once the HBED project manager is satisfied with the drill hole input data, the Lagger database project files are stored on the HBMS network and then uploaded to the HBMS acQuire database management system monitored by the Mines Technical Services (MTS) department. All information is stored and linked directly to the original logging input sheets from Lagger kept in PDF format.

On receipt of the printed daily report from the HBMS laboratory, the analytical results for assay intervals are uploaded directly into the acQuire database system using the sample number as the identifier. QC results are examined and any discrepancies are flagged and reported either back to the laboratory or to the HBED database manager. The HBED database manager also compares the analytical results to the logged visual estimates for copper, zinc and iron. Discrepancies are brought to the attention of the project geologist and re-assaying may be requested if the significance of the interval is warranted.

Assay results from the external Acme laboratory are kept in the acQuire database as unique identified variables. This information is readily available and can be easily charted directly from the database system.

Drill core is stored at the HBED Hangar site near Flin Flon and at the core logging facility near the Snow Lake concentrator. Fine pulp rejects are kept in perpetuity in lidded plastic pails at the HBED Hangar.

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MINERAL RESOURCE DATABASE MANAGEMENT

All information used in the estimation of the mineral resources and potential gold zones was extracted directly from the HBMS acQuire database management system managed by the MTS department. The MineSight software package used for the 3D modeling and grade interpolation downloads information directly from this database.

In the author’s opinion, the drill hole and assay database is acceptable for resource estimation.

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15 ADJACENT PROPERTIES

HBMS is not aware of any relevant work on properties immediately adjacent to the Lalor deposit other than Chisel North Mine approximately three kilometres to the southeast, owned by HBMS.

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16 MINERAL PROCESSING AND METALLURGICAL TESTING

A Phase 1 metallurgical testwork program on the Lalor deposit was completed in May 2009 by SGS Canada Incorporated (SGS) in Vancouver, British Columbia. The purpose of the testwork was to perform a preliminary evaluation of the deposit to establish the basic mineral composition and associations, and to determine if there would be any issues treating the mineralization by conventional methods. SGS has been established in Canada since 1948 and has since built upon its unique capabilities in grinding and flotation to emerge as an industry leader in a full range of metallurgical testing services.

A total of 637 samples from 9 holes with a total weight of 1,616.6 kg were received by SGS on October 15, 2008. The samples were weighed and inventoried. Each sample was identified as one of nine different mineralization types by HBMS and HBED (see summary Table 16-1). SGS was instructed to prepare these nine mineralization types prior to making eight test charges. The nine mineralization types were representative of base metal and precious metal intersections from the Lalor deposit at the time of collection.

TABLE 16-1 SUMMARY OF LALOR METALLURGICAL MINERALIZATION TYPES

HudBay Minerals Inc. – Lalor Deposit

Mineralization Type	Description
A	NSS to SS, with elevated gold, copper and zinc
B	NSS to SS, with minimal gold and copper, elevated zinc
20C	Mineralized with elevated gold, copper and zinc (Zone 20)
40C	Mineralized with elevated gold, copper and zinc (Zone 40)
D	Mineralized with minimal gold and copper, elevated zinc
E	Stringer mineralization with minimal gold, copper and zinc
Contact Gangue	Stringer sulphides and waste on contact with resource material
10Au	Elevated gold on contact with Zone 10
20Au	Elevated gold on contact with Zone 20

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Some 379 samples representing the nine mineralization types were selected from 637 inventoried samples. Individual samples in each mineralization type were combined to make nine composites. Each of the nine composites was crushed to minus  1/2 inch.

A 20 kg charge after homogenizing was split by riffling from each of the four mineralization types, A, B, 10Au and 20Au, for Bond Rod Mill Work Index testing. The remaining material (after taking Bond Rod Mill Work Index testing samples) and the other 5 composites, 20C, 40C, D, E, and Contact Gangue, were then each staged crushed to (-)6 mesh. A 15 kg charge after homogenizing was taken by riffling from each of the four mineralization types. A, B, 10Au and 20 Au were used for Bond Ball Mill Work Index testing.

All of the nine composites were then staged crushed to (-)10 mesh and homogenized to make eight test charges for gravity concentration and flotation testing. Duplicate head samples of each of the nine composites were cut and sent for chemical assays and mineralogical analyses. These nine homogenized samples were used to create eight blended test charges. The following four base metal test charges were made first:

Charge 1 – Type A sample plus gangue

Charge 2 – Type B sample plus Type E and gangue

Charge 3 – Combined Type A & B

Charge 4 – Combined Type A, B, C, D and E

Due to the occurrence of substantial gold in the immediate hanging wall and footwall of some base metal intersections, SGS was directed to blend the base metal charges by adding homogenized 10Au and 20Au to each of charges 1 through 4 to create charges 5 to 8.

Chemical assays and ICP scan were conducted on the test charges. The head assay results of the eight test charges are shown in Table 16-2.

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TABLE 16-2 ASSAY RESULTS OF TEST CHARGES

HudBay Minerals Inc. – Lalor Deposit

Charge	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Fe (%)	Pb (%)
1	4.85	47.3	2.01	9.26	21.0	0.24
2	0.81	14.0	0.30	9.13	25.7	0.47
3	1.66	23.1	0.74	7.78	22.3	0.44
4	1.97	27.0	0.73	7.08	19.9	0.59
5	6.07	50.2	1.68	7.29	18.1	0.30
6	1.82	19.9	0.38	6.92	21.4	0.36
7	2.51	28.0	0.69	5.96	18.9	0.40
8	2.64	28.5	0.66	5.47	17.5	0.48

Mineralogical work was conducted on the eight test charges. A total of four polished sections were prepared for analysis by QEMSCAN. The analytical method used was Particle Mineralogical Analysis (PMA), a two dimensional scan of the surface of the polished section, and a Sparse Mineral Search where only the target minerals were sough to boost the mineralogical statistics on the minerals of value. A total of 1.4 million particles were analysed containing 155 million analytical points. The pixel spacing was 1.5 to 3 microns, the minimum grain size detectable.

The data described in Table 16-3 details the modal abundance of the mineral constituents in the eight test charges.

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TABLE 16-3 MINERAL CONSTITUENTS OF THE MODEL ABUNDANCE

HudBay Minerals Inc. – Lalor Deposit

	Test Charge Mass %
Mineral	1	2	3	4	5	6	7	8
Pyrite	26.69	40.00	31.36	28.17	21.46	24.54	29.42	21.85
Pyrrhotite	6.22	6.05	6.02	6.24	5.38	4.44	5.64	5.32
Chalcopyrite	5.31	1.04	2.02	2.11	4.58	0.84	1.82	1.62
Other Cu minerals	0.10	0.03	0.05	0.06	0.13	0.04	0.05	0.04
Bornite	0.02	0.01	0.01	0.01	0.02	0.00	0.01	0.01
Enargite	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01
Tetrahedrite	0.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Molybdenite	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.01
Galena	0.25	0.56	0.44	0.41	0.17	0.26	0.33	0.50
Sphalerite	20.58	20.06	17.99	16.61	18.33	13.68	15.58	11.98
Quartz	13.62	8.47	12.37	11.36	18.48	20.37	15.93	18.76
Feldspar	3.51	3.8	3.93	3.92	3.26	4.86	3.29	4.56
Epidote	0.22	0.17	0.26	0.23	0.42	0.19	0.24	0.32
Amphibole	5.65	5.34	6.83	9.07	8.24	8.55	7.45	9.96
Garnet	0.24	0.24	0.29	0.18	0.26	0.30	0.33	0.29
Pyroxene	.044	0.09	0.34	0.39	0.24	0.16	0.29	0.34
Clay	0.97	1.05	0.95	1.01	1.29	1.27	1.08	1.07
Mica	4.66	4.44	5.09	3.67	4.17	6.01	4.76	5.60
Talc	0.05	0.05	0.05	0.04	0.06	0.13	0.06	0.07
Chlorite	4.14	3.8	5.01	4.91	7.22	8.74	7.52	8.90
Rutile	0.16	0.08	0.09	0.12	0.13	0.16	0.13	0.12
Iron oxides	0.25	0.12	0.17	0.25	0.20	0.24	0.26	0.33
Carbonate	6.38	4.32	6.28	10.90	5.50	4.90	5.51	7.99
Gypsum	0.28	0.14	0.22	0.18	0.20	0.16	0.10	0.11
Apatite	0.07	0.06	0.10	0.10	0.10	0.09	0.09	0.15
Fluorite	0.01	0.02	0.01	0.01	0.01	0.01	0.01	0.02
Other[1]	0.02	0.04	0.05	0.03	0.04	0.03	0.05	0.04
Arsenopyrite	0.13	0.02	0.05	0.04	0.09	0.02	0.04	0.04

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

[1]	includes mineral constituents of gold and silver.

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The Lalor zinc rich base metal resource is mainly coarse grained copper/zinc/lead/gold/silver mineralization exhibiting good response to conventional metallurgy. The iron sulphide content, mainly pyrite is high. Lead is present as galena, copper almost exclusively as chalcopyrite (with minor bornite) and zinc as sphalerite (with very minor zinc spinels).

Grindability testing resulted in Bond Ball Mill Work Indices (BWI) of 10.2 to 13.4 kWh/t.

There was a moderate response to gravity concentration for gold with gravity concentrates at grades of 31.7 to 91.6 g/t achieved.

All charges responded very well to conventional flotation and very good copper/zinc separation was obtained with over 90% of the copper recovered to the copper rougher concentrates and approximately 90% of the zinc recovered to the zinc rougher concentrates. Separation was achieved at a rather coarse primary grind size (K80 of 100 µm).

Smeltable copper concentrates with high copper recoveries were obtained from some charges, but the copper concentrate grades of the remaining charges were relatively low due to the high lead content in the concentrates though the copper recoveries were high.

Good quality zinc cleaner concentrates were obtained from all eight charges at good recoveries. The zinc recoveries in open circuit were 83.2% - 88.2% at 53.0% - 62.5% Zn grades.

Results of two-stage copper and zinc cleaner testing are shown in Table 16-4.

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TABLE 16-4 COPPER AND ZINC CLEANER TESTING

HudBay Minerals Inc. – Lalor Deposit

	Copper Cleaner Concentrate
	Assay						% Distribution
Test Charge	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	Fe (%)	Cu	Zn	Pb	Au	Ag	Fe
1	24.68	6.22	2.91	56.20	521.00	28.59	88.41	4.92	89.32	74.20	73.70	9.66
2	9.59	6.55	14.29	16.50	365.00	23.04	79.72	1.92	85.56	54.10	67.72	2.18
3	14.88	6.46	8.17	26.00	373.00	28.08	87.26	3.84	89.88	65.92	72.80	5.48
4	15.79	5.12	13.80	37.80	568.00	23.09	86.01	2.82	89.53	69.98	76.61	4.06
5	25.69	3.62	3.84	69.40	632.00	25.94	82.09	2.76	88.77	70.47	70.69	7.84
6	10.52	4.84	10.49	36.60	461.00	20.25	81.95	2.21	83.84	63.35	69.49	2.72
7	16.94	4.07	8.92	53.20	580.00	22.42	83.23	2.45	87.35	63.67	72.24	3.88
8	15.73	4.33	11.66	52.00	607.00	21.63	85.53	3.09	86.67	68.77	74.46	4.58

	Zinc Cleaner Concentrate
	Assay						% Distribution
Test Charge	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	Fe (%)	Cu	Zn	Pb	Au	Ag	Fe
1	0.43	55.10	0.02	1.20	28.00	11.87	3.05	86.35	1.22	3.14	7.85	7.95
2	0.15	62.52	0.03	0.23	8.00	8.59	6.02	88.18	0.87	3.64	7.16	3.92
3	0.16	55.01	0.02	0.33	11.00	12.89	2.44	85.03	0.57	2.18	5.59	6.55
4	0.18	58.54	0.04	0.40	12.00	8.91	2.65	87.23	0.70	2.00	4.38	4.24
5	0.66	58.25	0.02	1.41	30.00	10.85	4.15	87.37	0.91	2.82	6.60	6.45
6	0.17	56.64	0.04	0.36	10.00	11.57	4.45	87.13	1.07	2.09	5.07	5.22
7	0.20	56.48	0.02	0.61	13.00	11.75	2.40	83.16	0.48	1.78	3.95	4.96
8	0.25	53.04	0.06	0.76	12.00	13.48	3.15	87.73	1.03	2.33	3.41	6.61

After a review of the SGS data, it was concluded by HBMS:

•	The Lalor mineralization is typical to the base metal ores mined in the Chisel Basin.

•	The mineralization is mostly coarse grained and exhibits a high degree of liberation at a relatively coarse grind (100 µm). This would normally

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indicate that a very good metallurgical response can be expected with this mineralization. However, high iron content is also evident and this may lead to a more difficult upgrading of concentrates.

•	The high degree of mineral liberation has led SGS to predict excellent copper and zinc recoveries for the Lalor deposit.

•	Grind data indicates work indexes are similar to most of the ores HBMS treats.

•	Phase II metallurgical testing is required.

PHASE II METALLURGICAL TESTING PROGRAM OBJECTIVES

BASE METAL ZONE

The objective is to produce three saleable copper/lead/zinc concentrates at high recoveries with maximizing gold and silver metal recoveries. A flowsheet will be developed.

GOLD ZONE

The objective is to determine the best processing method and then optimize the metallurgical performance using standard gold ore processing methods including gravity, flotation and cyanidation leaching. A flowsheet will be developed.

BLENDED ZONES

The objective is to determine the best processing method from blended material to produce three saleable copper/lead/zinc concentrates at high recoveries with maximizing gold and silver metal recoveries. A single flowsheet will be developed.

Phase II metallurgical testwork is expected to be completed in the second quarter of 2010.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

ZINC RICH BASE METAL MINERAL RESOURCES SUMMARY

The Lalor zinc rich base metal estimate was prepared by Robert Carter, P.Eng., HBMS, under the direct supervision of Kimberley Proctor, P.Geo., HBMS. The estimate was completed using MineSight 4.60-01 block modeling software in UTM NAD83 coordinates (MineSight). The block model was constrained by interpreted 3D wireframes of the zinc rich base metal mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% Zinc Equivalency formula (ZNEQ) over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ and an associated dollar value equivalent.

The mineral resource estimate, at the 4% ZNEQ cut-off, is summarized in Table 17-1 below:

TABLE 17-1 SUMMARY OF MINERAL RESOURCES

HudBay Minerals Inc. – Lalor Deposit

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	12.3	1.6	24.2	0.66	8.70
Inferred	5.0	1.4	25.5	0.57	9.39

Notes:

1.	CIM definitions were followed for the estimation of mineral resources.
2.	Mineral resources are estimated at ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.
3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.
4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.
5.	Specific gravity measurements were taken on a large portion of the samples, where actual measurements were not available stoichiometric values were calculated.

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ZINC EQUIVALENCY

Due to the polymetallic nature of the Lalor deposit, a ZNEQ formula was derived based on metal price and metal recovery assumptions supplied by HudBay (Table 17-2).

ZNEQ% = Zn% + ((Cu% x (Cu Value in US$ per %)/(Zn Value in US$ per %))

x (Cu Recovery/Zn Recovery) + ((Au g/t x (Au Value in US$ per g/t)/(Zn Value in

US$ per %)) x (Au Recovery/Zn Recovery)) + ((Ag g/t x (Ag Value in US$ per

g/t)/(Zn Value in US$ per %)) x (Ag Recovery/Zn Recovery))

TABLE 17-2 METAL PRICE AND METAL RECOVERY ASSUMPTIONS

HudBay Minerals Inc. – Lalor Deposit

Product	Metal Price (US$)	Metal Recovery (%)	US$ Equivalent
Gold	700.00/oz	65	14.63 per g/t
Silver	12.00/oz	60	0.23 per g/t
Copper	2.00/lb	90	39.68 per %
Zinc	0.85/lb	90	16.87 per %

The metal prices are based on HudBay long term equilibrium assumptions of the metal market. The metal recovery assumptions are in line with the Chisel North, Trout Lake and 777 Mines, and concentrators at Snow Lake and Flin Flon, Manitoba, operated by HBMS. An exchange rate of 1.10 C$ per US$ is assumed.

In selecting drill hole intersections for the mineral resource estimate, a minimum of 4% ZNEQ over a two metre core length, or 8 m%, was required. This equates to US$67.48/t of metal value using the metal price and metal recovery assumptions in the ZNEQ formula.

The minimum US$67.48/t of metal value is justified from the operating costs at Chisel North Mine, which are on the order of C$70/t for low angle post pillar cut and fill mining method.

The Lalor zinc rich base metal deposit is a natural occurrence of copper and zinc mineralization and in most cases the contacts are defined as the boundary between potentially economic massive sulphide material and weakly mineralized

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low grade mineralization with no economic potential. This is similar to the adjacent Chisel North Mine where generally no hard cut-off is required for resource estimation. No sensitivities for cut-off grade determination were therefore completed on the zinc rich base metal zones and it was assumed that there is no base metal mineral resource at grades lower than the applied minimum ZNEQ.

WIREFRAME MODELS

Copper and zinc mineralized intersections were geologically interpreted and assays were integer coded to reflect the particular lens of mineralization. In total, six stacked lenses or zones of zinc-rich polymetallic near solid to solid sulphide mineralization were identified, approximately 570 m to 1,160 m below surface, occurring at or near the top of hydrothermally altered felsic rocks.

Zinc rich base metal mineralization at Lalor is generally near solid (semi-massive) to solid (massive) sulphides, but portions can be disseminated to stringer sulphides, with no distinct marker horizons other than being extensively altered and recrystallized by metamorphism to form a rather exotic mineral assemblage in the footwall rocks.

The zinc rich mineralization associated with each zone was interpreted into three-dimensional wireframes based on the ZNEQ of 4% over a minimum two metre interval. The interpreted lenses were built by digitizing polylines around the mineralization on 25 m spaced vertical sections cut at an azimuth of 040°. Polylines were linked with tag strings and triangulated to create three-dimensional wireframe solids (see plan view showing mineralized outlines in Figure 17-1 and three dimensional views in Figures 17-2 and 17-3). Polyline interpretations were verified in a second direction 90° to the primary at 130° azimuth. In general, the mineralization was projected either less than half the drill hole spacing or halfway to a low grade or unmineralized hole along the perimeter of the lens. Wireframe volumes and drilling information, shown in Table 17-3, have been validated in MineSight, with no errors.

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TABLE 17-3 SUMMARY OF ZINC RICH INTERPRETED WIREFRAMES

HudBay Minerals Inc. – Lalor Deposit

Zone	Volume (m3 )	Average Thickness of Mineralization (m)	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3 ) / Number of Drill Holes
10	1,599,000	7.00	39	388.60	41,000
11	112,000	2.42	10	33.34	11,200
20	1,781,000	7.39	60	562.12	29,700
30	766,000	10.42	19	251.18	40,300
31	149,000	6.78	5	49.47	29,800
40	314,000	6.47	9	81.58	34,800

Total	4,721,000			1,366.29

The top two lenses of the stacked base metal zones (coded as Zone 11 and 10) with higher grade zinc and iron content have similar trend and dip at 310°/ -30°. Zone 11 appears to be a thin high-grade zinc splay off Zone 10, which is consistent with what has been geologically modeled and mined at the Chisel North Mine. Zone 11 is located 2.5 m to 20 m to the hanging wall of Zone 10.

The footwall lenses coded as Zones 20, 30, 31 and 40 have moderate to high zinc grades hosted in near solid sulphides containing higher grade gold and locally appreciable amounts of copper. These lenses have a similar trend and dip at 270°/-20°.

Overall, Zones 10 and 20 have the largest extent and volume of mineralization. Zone 10 covers approximately 450 m in the east-west and 600 m in the north-south direction and Zone 20, 450 m in the east-west and 900 m in the north-south direction.

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NI 43-101 Technical Report

FIGURE 17-1 PLAN VIEW OF ZINC RICH BASE METAL MINERALIZED ZONE OUTLINES

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FIGURE 17-2 3D VIEW OF ZINC RICH BASE METAL MINERALIZED ZONES LOOKING 310° AZIMUTH

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FIGURE 17-3 3D VIEW OF ZINC RICH BASE METAL MINERALIZED ZONES LOOKING 40° AZIMUTH

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BULK DENSITY

Specific gravities were measured by HBED geologists and technicians on 84% of the sampled assay intervals included in the zinc rich base metal resource estimation for a total of 1,649 measurements. A summary of all the measured SG values incorporated into the resource estimation is displayed in Table 17-4.

TABLE 17-4 SUMMARY OF MEASURED SG VALUES

HudBay Minerals Inc. – Lalor Deposit

Zone	Number of Records	Minimum	Maximum	Mean
10	499	2.65	4.75	3.80
11	35	2.98	4.21	3.63
20	694	2.36	4.61	3.51
30	245	2.71	4.33	3.45
31	63	2.94	3.98	3.42
40	113	2.77	4.08	3.54

All	1,649	2.36	4.75	3.59

The measured SG values were compared to calculated stoichiometric values for each sample for confirmation. A simple XY plot of the comparison is shown in Figure 17-4 with a derived R2 value of 0.9066, indicating a high degree of correlation between the values. The stoichiometric method uses the assayed percentages of copper, zinc, lead, iron and arsenic to calculate the percentage of chalcopyrite, sphalerite, galena, pyrite and arsenopyrite, respectively, in each sample. Stoichiometric (calculated) density and proportions of each metal by mineral type are shown in Table 17-5. The percentage of elemental copper, zinc, lead and arsenic in each mineral is added, where the total for each sample must add to 100%, so the remainder (1 subtract total metals measured) was assumed to be gangue material with a 2.70 SG.

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FIGURE 17-4 COMPARISON OF STOICHIOMETRIC CALCULATED AND MEASURED SG VALUES

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TABLE 17-5 PROPORTION OF METAL IN MINERALS

HudBay Minerals Inc. – Lalor Deposit

			Proportion of Metal in Minerals
Mineral	Density	Chemical Formula	Copper	Zinc	Lead	Iron	Arsenic
Chalcopyrite	4.2	CuFeS2	0.346	—	—	0.304	—
Sphalerite	4.0	ZnS	—	0.671	—	—	—
Galena	7.5	PbS	—	—	0.866	—	—
Pyrite	5.0	FeS2	—	—	—	0.466	—
Arsenopyrite	6.0	FeAsS	—	—	—	0.343	0.460

Samples not SG measured were stoichiometrically calculated and results of the calculated values are shown in Table 17-6.

TABLE 17-6 SUMMARY OF STOICHIOMETRIC CALCULATED SG VALUES

HudBay Minerals Inc. – Lalor Deposit

Zone	Number of Records	Minimum	Maximum	Mean
10	42	3.22	5.06	4.04
11	15	3.45	4.71	4.16
20	136	2.70	4.77	3.69
30	89	2.99	4.56	3.75
31	5	3.33	4.39	3.83
40	22	2.82	4.30	3.67

All	309	2.70	5.06	3.78

RESOURCE ASSAY STATISTICS

A total of 1,958 mineralized assay intervals from 58 parent drill holes and 31 wedge offsets were selected as defining the zones of zinc rich base metal mineralization on the property. The remainder of the holes are located on the fringe of the deposit and are either not mineralized or contain weak mineralization not meeting the ZNEQ cut-off criteria, or were drilled for metallurgical purposes.

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Samples were grouped according to their interpreted lens of zinc rich mineralization into zones. Sample statistics of the assayed information are shown in Table 17-7. Data analysis was conducted by creating probability and histogram plots of the selected data as shown in Appendix 1.

TABLE 17-7 RANGE OF ASSAY VALUES BY ZINC RICH MINERALIZED ZONE

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	0.00	24.48	1.09	2.50	2.29
11	50	0.00	5.55	0.49	1.10	2.23
20	830	0.00	195.15	3.10	8.77	2.83
30	334	0.03	29.22	1.12	2.06	1.84
31	68	0.09	47.63	1.58	5.68	3.59
40	135	0.06	31.14	2.44	3.28	1.34

All	1,958	0.00	195.15	2.04	6.15	3.02

Ag (g/t)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	0.00	374.06	21.12	33.73	1.60
11	50	1.37	176.91	27.98	30.78	1.10
20	830	0.00	299.31	34.08	39.65	1.16
30	334	1.03	349.03	28.33	36.28	1.28
31	68	0.00	300.00	30.56	41.52	1.36
40	135	0.00	171.09	44.97	36.95	0.82

All	1,958	0.00	374.06	29.99	37.80	1.26

Cu (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	0.00	6.37	0.58	0.91	1.55
11	50	0.00	1.22	0.26	0.22	0.87
20	830	0.00	13.59	1.12	1.50	1.34
30	334	0.02	2.28	0.31	0.32	1.03
31	68	0.00	1.06	0.26	0.20	0.74
40	135	0.00	6.57	0.59	0.75	1.27

All	1,958	0.00	13.59	0.74	1.16	1.56

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Continuation of Table 17-7

Zn (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	0.00	52.52	10.56	11.03	1.04
11	50	0.04	43.70	11.27	10.98	0.97
20	830	0.00	45.31	8.15	8.24	1.01
30	334	0.02	32.51	5.74	4.83	0.84
31	68	0.02	19.30	6.68	5.06	0.76
40	135	0.09	37.23	8.69	6.53	0.75

All	1,958	0.00	52.52	8.47	8.72	1.03

Pb (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	0.00	13.42	0.24	0.94	4.00
11	50	0.00	1.71	0.25	0.40	1.61
20	830	0.00	10.26	0.30	0.84	2.76
30	334	0.00	8.14	0.57	1.09	1.90
31	68	0.00	7.43	0.62	1.10	1.78
40	135	0.00	7.20	1.09	1.24	1.14

All	1,958	0.00	13.42	0.39	0.97	2.47

Fe (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	2.57	46.07	23.13	10.21	0.44
11	50	5.29	40.45	21.71	8.80	0.41
20	830	0.00	41.05	17.24	10.12	0.59
30	334	2.83	38.70	17.46	8.14	0.47
31	68	3.43	30.93	14.72	6.21	0.42
40	135	1.72	28.40	15.47	6.72	0.43

All	1,958	0.00	46.07	18.81	9.90	0.53

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Continuation of Table 17-7

SG
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	541	2.65	5.06	3.81	0.52	0.14
11	50	2.98	4.71	3.79	0.47	0.12
20	830	2.36	4.84	3.56	0.55	0.15
30	334	2.71	4.56	3.54	0.39	0.11
31	68	2.94	4.39	3.44	0.32	0.09
40	135	2.77	4.33	3.59	0.36	0.10

All	1,958	2.36	5.06	3.63	0.51	0.14

CAPPING OF HIGH GRADES

In order to avoid any disproportionate influence of random, anomalously high grade assays on the resource average grade, histograms, cumulative frequency log probability charts, cutting curves, and decile analysis charts were created to examine the assay grade distribution within the zinc rich mineralized lenses and assess the need for grade capping. Skewness and high-grade outliers to the distribution can lead to overestimation of average grades unless some means of moderating the effect of the highest grade samples is applied. A common method for accomplishing this is by top cutting (or cap) high assays at some predetermined level prior to grade estimation. In reviewing the assay statistics by zone it was decided to cap high grade gold assays for each zone, while the high grade silver assays were only capped for Zones 10, 20 and 31. The capped value and the number of affected assays are shown in Table 17-8. High-grade assays were capped prior to compositing.

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TABLE 17-8 HIGH GRADE CAPPING SUMMARY

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Zone	Capped Value	Number of Samples	% of Samples Capped
10	13.0	9	1.7%
11	3.0	3	6.0%
20	25.0	12	1.4%
30	7.5	5	1.5%
31	2.4	4	5.9%
40	7.0	6	4.4%

All		39	2.0%

Ag (g/t)
Zone	Capped Value	Number of Samples	% of Samples Capped
10	120.0	15	2.8%
20	140.0	22	2.7%
31	80.0	5	7.4%

All		42	2.1%

COMPOSITE CONTROL INTERVALS

After capping, assay samples were weighted by SG and composited into two metre downhole lengths while honouring the interpreted mineralized zone boundaries. Compositing of downhole assays results in a fractional length for the last sample in a given zone. Where this length is less than one metre, it was average weighted with the adjacent up-the-hole composite. Table 17-9 shows the composite summary information by zone and metal type used in estimating the resource. Data analysis was conducted by creating probability and histogram plots of the selected data as shown in Appendix 2.

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TABLE 17-9 COMPOSITE STATISTICS BY ZINC RICH MINERALIZED ZONE

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	0.06	11.38	1.14	1.98	1.75
11	17	0.03	2.18	0.27	0.49	1.82
20	282	0.07	19.48	2.76	3.46	1.25
30	127	0.12	4.73	1.02	0.90	0.88
31	25	0.25	2.10	0.93	0.55	0.59
40	40	0.12	5.50	2.19	1.48	0.67

All	686	0.03	19.48	1.81	2.65	1.46

Ag (g/t)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	1.20	120.00	19.57	19.19	0.98
11	17	6.47	97.59	22.84	21.26	0.93
20	282	1.79	140.00	31.85	26.45	0.83
30	127	3.03	183.75	29.08	25.96	0.89
31	25	5.02	77.76	27.68	18.72	0.68
40	40	0.00	146.74	44.37	31.20	0.70

All	686	0.00	183.75	28.20	25.31	0.90

Cu (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	0.00	4.45	0.61	0.73	1.20
11	17	0.03	0.55	0.24	0.14	0.59
20	282	0.03	7.64	1.13	1.25	1.10
30	127	0.05	1.74	0.32	0.26	0.85
31	25	0.03	0.79	0.27	0.17	0.62
40	40	0.01	2.06	0.55	0.41	0.74

All	686	0.00	7.64	0.75	0.97	1.30

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Continuation of Table 17-9

Zn (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	0.04	47.23	10.57	9.36	0.89
11	17	1.88	27.20	10.80	8.04	0.74
20	282	0.01	35.54	8.16	6.84	0.84
30	127	0.29	15.50	5.86	3.53	0.60
31	25	0.45	15.01	6.97	4.00	0.57
40	40	0.10	22.84	9.26	5.32	0.58

All	686	0.01	47.23	8.51	7.29	0.86

Pb (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	0.00	5.11	0.22	0.53	2.44
11	17	0.00	1.06	0.19	0.30	1.61
20	282	0.00	2.71	0.27	0.42	1.59
30	127	0.00	4.55	0.59	0.73	1.24
31	25	0.02	3.24	0.60	0.71	1.18
40	40	0.00	3.96	1.12	1.06	0.95

All	686	0.00	5.11	0.37	0.62	1.69

Fe (%)
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	5.60	43.99	23.38	8.36	0.36
11	17	7.01	34.54	21.93	7.45	0.34
20	282	2.78	35.77	17.26	8.68	0.50
30	127	4.73	36.26	18.20	6.92	0.38
31	25	6.44	23.08	14.87	4.54	0.31
40	40	3.92	24.40	15.92	5.30	0.33

All	686	2.78	43.99	19.12	8.47	0.44

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Continuation of Table 17-9

SG
Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	195	2.87	4.71	3.81	0.45	0.12
11	17	3.03	4.48	3.78	0.40	0.11
20	282	2.69	4.75	3.53	0.48	0.14
30	127	2.89	4.46	3.55	0.33	0.10
31	25	3.05	3.79	3.45	0.22	0.07
40	40	2.90	4.10	3.61	0.30	0.09

All	686	2.69	4.75	3.62	0.45	0.12

COMPOSITE RESTRICTION

A review of the probability and histogram plots from the composite data showed some high grade values were spatially discontinuous from the remainder of the data set and there was justification of restricting these higher grade values by limiting their search distance. The high grade values shown in Table 17-10 were restricted to a 30 m influence for grade interpolation, which is approximately half the drill hole spacing.

TABLE 17-10 HIGH GRADE COMPOSITE RESTRICTION SUMMARY

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	8.0	5	2.6%
11	1.0	1	5.9%
20	13.0	7	2.5%
30	3.5	2	1.6%
31	2.0	2	8.0%
40	5.0	4	10.0%

All		21	3.1%

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Continuation of Table 17-10

Ag (g/t)
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	80	5	2.6%
11	30	3	17.6%
20	95	8	2.8%
30	80	7	5.5%
31	60	2	8.0%
40	100	2	5.0%

All		27	3.9%

Cu (%)
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	2.0	12	6.2%
11	0.4	3	17.6%
20	4.5	9	3.2%
30	0.9	5	3.9%
31	0.6	1	4.0%
40	1.3	2	5.0%

All		32	4.7%

Zn (%)
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	38	6	3.1%
11	23	2	11.8%
20	25	10	8.9%
30	12	10	9.4%
31	12	4	16.0%
40	22	1	2.5%

All		33	4.8%

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NI 43-101 Technical Report

Continuation of Table 17-10

Pb (%)
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	1.0	10	5.1%
11	0.7	2	11.8%
20	2.0	5	1.8%
30	2.0	8	6.3%
31	1.5	3	12.0%
40	3.0	2	5.0%

All		30	4.4%

Fe (%)
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	37	9	4.6%
11	30	3	17.6%
20	33	10	3.5%
30	31	7	5.5%
31	21	2	8.0%
40	23	2	5.0%

All		33	4.8%

SG
Zone	Restricted Value	Number of Samples	% of Samples Restricted
10	4.55	6	3.1%
11	4.30	2	11.8%
20	4.50	2	0.7%
30	4.20	2	1.6%
31	3.75	3	12.0%
40	—	—	—

All		15	2.2%

Page 17-19

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

MINERALIZATION CONTINUITY AND VARIOGRAPHY

Correlograms, using MineSight software, were completed on the gold, silver, copper, zinc, lead, iron and SG composites. Combined composite data from Zones 10 and 11 were used in the correlograms, as well as combined composite data from Zones 30, 31 and 40. Zone 20 with the greatest number of composites was modeled independently. The reason for combining composites from zones for the variography process was to increase the number of composites from like mineralization and as a result get a better feel for the spatial continuity. Zones 10 and 11 have a similar mineralized trend with higher zinc and iron percentages than in the other zones, whereas Zones 30, 31 and 40 have similar mineralized trends with moderate zinc and disseminated to near solid sulphide material. Prior to combining the composites they were spatially moved so pairs between the zones were not developed.

Correlograms were generated to determine the orientation and spatial continuity of the composited mineralization and bulk density. A summary of the results is shown in Table 17-11, with plots presented in Appendix 3.

Page 17-20

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NI 43-101 Technical Report

TABLE 17-11 LALOR BASE METAL VARIOGRAPHY PARAMETERS

HudBay Minerals Inc. – Lalor Deposit

			Sill		Range (m)		Rotation Angles (LRL Rule)
Zone	Component	Nugget	1	2	1	2	Z-Axis	X-Axis	Y-Axis
	Gold	0.43	0.25	0.34	128	216	45°	-30°	0°
	Silver	0.60	0.17	0.26	105	153	45°	-30°	0°
	Copper	0.67	0.13	0.12	65	126	45°	-30°	0°
10 and 11	Zinc	0.30	0.34	0.49	106	148	45°	-30°	0°
	Lead	0.55	0.23	0.24	41	157	45°	-30°	0°
	Iron	0.33	0.24	0.40	154	253	45°	-30°	0°
	SG	0.42	0.21	0.23	123	196	45°	-30°	0°
	Gold	0.16	0.61	0.27	46	168	0°	-15°	0°
	Silver	0.18	0.41	0.42	39	160	0°	-15°	0°
	Copper	0.15	0.55	0.41	49	164	0°	-15°	0°
20	Zinc	0.23	0.39	0.38	41	155	0°	-15°	0°
	Lead	0.31	0.42	1.04	61	142	0°	-15°	0°
	Iron	0.12	0.44	0.54	50	158	0°	-15°	0°
	SG	0.17	0.35	0.48	42	156	0°	-15°	0°
	Gold	0.22	0.65	0.13	36	111	330°	-15°	0°
	Silver	0.56	0.31	0.22	62	106	330°	-15°	0°
	Copper	0.22	0.69	0.12	55	159	330°	-15°	0°
30, 31 and	Zinc	0.31	0.53	0.18	35	145	330°	-15°	0°
40	Lead	0.31	0.26	0.51	76	121	330°	-15°	0°
	Iron	0.16	0.38	0.39	103	159	330°	-15°	0°
	SG	0.10	0.52	0.46	109	208	330°	-15°	0°

BLOCK MODELING

One three-dimensional block model was constructed that contained all zones of mineralization using MineSight on UTM NAD83 coordinates with an origin at 429,000 m east, 6,083,000 m north and 350 RL elevation. Block dimensions of 10 m by 10 m by 10 m were selected based on the average width of the resource

Page 17-21

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NI 43-101 Technical Report

wireframes, as well anticipation of the smallest mining unit based on the current underground mining practices at the Chisel North Mine. Block model geometry and parameters are provided in Table 17-12. The model encompasses a volume of 28 billion m3 and extends to -1400 elevation (1,750 m elevation from surface).

TABLE 17-12 BLOCK MODEL GEOMETRIES

HudBay Minerals Inc. – Lalor Deposit

Coordinate	Number of Blocks	Block Size (m)	Model Limits (UTM NAD83)
			Minimum	Maximum
X – East	400	10	425,000	429,000
Y – North	400	10	6,079,000	6,083,000
Z – Elevation	175	10	-1400	350

GRADE INTERPOLATION AND SEARCH STRATEGY

The interpolation of the Lalor zinc rich resource estimation model was completed on the capped composites using restriction searches to a distance of 30 m by the following estimation methods: nearest neighbour (NN), inverse distance squared weighted (IDW) and ordinary kriging (OK).

The estimates using NN and two iterations using IDW and OK were completed on each zone. The first iteration was designed to estimate a block using the search distance parameters and minimum number of composites when the criteria in Table 17-13 were met. The second pass reduced the search distance and increased the minimum number of composites, with the exception of Zone 11, in an attempt to more closely model the local composite grades. In both passes, a minimum of two drill holes were required to estimate a block. The minimum and maximum number of composites was directed by the average thickness of the mineralization in each zone.

Page 17-22

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NI 43-101 Technical Report

TABLE 17-13 SEARCH PARAMETERS

HudBay Minerals Inc. – Lalor Deposit

		Search Ellipse Distances (m)			Number of Composites
Pass	Zone	Major	Minor	Vertical	Minimum	Maximum	Per Drill Hole
First	10	250	100	50	4	12	3
	11	400	200	100	2	6	1
	20	300	200	100	5	15	4
	30	300	200	100	5	15	4
	31	300	200	100	4	12	3
	40	400	200	100	3	9	2

Second	10	125	50	25	6	12	3
	11	200	100	50	2	6	1
	20	150	100	50	8	15	4
	30	150	100	50	8	15	4
	31	150	100	50	6	12	3
	40	200	100	50	5	9	2

Rotation angles for the ellipsoid were derived from the variography process, which closely resembles the average strike and dip of the zones. The major search distance is parallel to the plunge of the mineralization, the minor search distance is parallel to the strike of the mineralization, and the vertical search distance corresponds to the thickness of the mineralization.

BLOCK MODEL VALIDATION

The Lalor zinc rich resource estimate was validated by the following methods:

•	Inspection of the OK block model grades in plan and section views in comparison to the drill hole grades

•	Comparison of the global mean grades based on NN, IDW and OK estimation methods

•	Swath plot comparisons of the estimation methods

•	Comparison to September 2008 mineral resource estimate.

VISUAL COMPARISON

The block models were checked in plan and section views to compare block grades with the drill hole grades, and ensure that the interpolation honoured the composites. The visual comparisons of block grades with composite grades of the gold, silver, copper and zinc showed a good correlation between the values (example shown in Figure 17-5).

Page 17-23

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 17-5 ZONE 10 PLAN VIEW – ZINC BLOCK MODEL GRADES

NORTH
Zinc Block Grades
< 3.50
3.50 to 6.99
7.00 to 11.99
12.00 to 17.99
>= 18.00
0
250
500
Metres

NORTH
Zinc Composite Grades
< 3.50
3.50 to 6.99
7.00 to 11.99
12.00 to 17.99
>= 18.00
0
250
500
Metres

Page 17-24

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

GLOBAL COMPARISON

The global block model estimation for the OK method was compared to the global estimation of the NN and IDW model values, as illustrated in Table 17-14.

TABLE 17-14 GLOBAL COMPARISON BY ESTIMATION METHOD

HudBay Minerals Inc. – Lalor Deposit

Method	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	SG
NN	17,080,000	1.69	26.40	0.71	8.66	3.67
IDW	17,473,000	1.49	24.69	0.65	9.14	3.72
OK	17,321,000	1.51	24.56	0.64	8.90	3.69

The OK and IDW methods provide similar results with less than a 1% grade difference. The OK and NN methods in general have comparable results, with slightly lower tonnes and higher gold, silver and copper values for the NN method. This is common for comparisons of this type owing to the smoothing that usually occurs in an IDW or OK type of estimate. A comparison of the individual zones gave similar results.

SWATH PLOTS

Swath plots were generated to assess the model for global bias by comparing OK values with NN and IDW values of the estimated blocks on elevation and north-south (northings) throughout the deposit (Figures 17-6 and 17-7). The IDW and OK models appear to show a smoothing of the grades compared to NN method. The swath plot results show a good comparison among the three methods, particularly within the main portions of the deposit as indicated by the tonnage graph. Grade estimates show the greatest differences along the interpreted mineralized boundaries with limited tonnes, and within areas of lower data density.

Page 17-25

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NI 43-101 Technical Report

FIGURE 17-6 ELEVATION SWATH PLOTS

Lalor Deposit - Gold Comparison of NN, IDW and OK and Tonnes by Elevation
Gold NN
Gold IDW
Gold OK
Tonnes
Gold (g/t)
Tonnes
Elevation ASL (m)

Lalor Deposit - Silver Comparison of NN, IDW and OK and Tonnes by Elevation
Silver NN
Silver IDW
Silver OK
Tonnes
Silver (g/t)
Tonnes
Elevation ASL (m)

Lalor Deposit - Copper Comparison of NN, IDW and OK and Tonnes by Elevation
Copper NN
Copper IDW
Copper OK
Tonnes
Copper (%)
Tonnes
Elevation ASL (m)

Lalor Deposit - Zinc Comparison of NN, IDW and OK and Tonnes by Elevation
Zinc NN
Zinc IDW
Zinc OK
Tonnes
Zinc (%)
Tonnes
Elevation ASL (m)

Page 17-26

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 17-7 NORTHING SWATH PLOTS

Lalor Deposit - Gold Comparison of NN, IDW and OK and Tonnes by Northing
Gold NN
Gold IDW
Gold OK
Tonnes
Gold (g/t)
Tonnes
Northing (m)

Lalor Deposit - Silver Comparison of NN, IDW and OK and Tonnes by Northing
Silver NN
Silver IDW
Silver OK
Tonnes
Silver (g/t)
Tonnes
Northing (m)

Lalor Deposit - Copper Comparison of NN, IDW and OK and Tonnes by Northing
Copper NN
Copper IDW
Copper OK
Tonnes
Copper (%)
Tonnes
Northing (m)

Lalor Deposit - Zinc Comparison of NN, IDW and OK and Tonnes by Northing
Zinc NN
Zinc IDW
Zinc OK
Tonnes
Zinc (%)
Tonnes
Northing (m)

Page 17-27

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

COMPARISON TO SEPTEMBER 2008 MINERAL RESOURCE ESTIMATE

In September 19, 2008 a NI 43-101 compliant mineral resource estimate verified by Scott Wilson RPA on the Lalor deposit reported an indicated mineral resource of 3.4 million tonnes and an inferred mineral resource of 13.2 million tonnes. This resource estimate included assay information from 28 parent and five wedge holes defining six stacked zones of zinc rich mineralization on the property. The October 8, 2009 mineral resource estimate of the zinc rich mineralization at Lalor includes assay information from 58 parent and 31 wedge holes defining the same six stacked zones of zinc rich mineralization with an indicated mineral resource of 12.3 million tonnes and an inferred mineral resource of 5.0 million tonnes. The estimates are category compared in Table 17-15 and 17-16.

TABLE 17-15 INDICATED COMPARISON SEPTEMBER 19, 2008 TO

OCTOBER 8, 2009 ESTIMATES

HudBay Minerals Inc. – Lalor Deposit

Indicated Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
September 19, 2008	3.4	1.9	20.5	0.71	8.82
October 8, 2009	12.3	1.6	24.2	0.66	8.70

TABLE 17-16 INFERRED COMPARISON SEPTEMBER 19, 2008 TO

OCTOBER 8, 2009 ESTIMATES

HudBay Minerals Inc. – Lalor Deposit

Inferred Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
September 19, 2008	13.2	2.9	34.1	0.70	8.19
October 8, 2009	5.0	1.4	25.5	0.57	9.39

The differences in tonnage, gold and silver are largely attributed to the addition of 30 parent holes and 26 wedge offsets that were drilled on the deposit since the September 19, 2008 estimate. Gold and silver grade differences are also due to QA/QC issues with the gold mentioned in Section 14 and reinterpretation of the 3D wireframe in Zone 20. Reinterpretation of Zone 20 has reallocated some assay intervals along the contacts of Zone 20 to potential gold Zone 21. More details of the potential gold mineral deposit at Lalor is addressed in Section 18 Other Relevant Data and Information.

Page 17-28

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

MINERAL RESOURCE CLASSIFICATION

Mineral resources have been classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. Resource blocks are classified as Indicated or Inferred, depending upon the confidence level of the resource based on experience with similar base metal deposits and the spatial continuity of the mineralization. No Measured Resources have been defined to date.

Classification of the Indicated Resource is defined from the block model as follows:

•	Blocks estimated in the second pass

•	Blocks estimated by composites from at least three drill holes

•	Distance to closest composite is less than or equal to 50 m

Although some areas of the zones fit the Indicated Resource criteria, a detailed review resulted in reclassification of proposed Indicated Resources to Inferred since Indicated Resource blocks must be contiguous and intersect with a minimum of two drill holes in order to eliminate the clustering of Indicated blocks surrounding one drill hole.

The remainder of the blocks within the interpreted Zones were classified as Inferred Resources. There were no blocks assigned to the Measured category

The location of Indicated and Inferred Resources for Zones 10, 20 and 30, as well as the Inferred Resources for Zones 11, 31 and 40 of the Lalor deposit are shown in Figures 17-8 to 17-13.

Page 17-29

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NI 43-101 Technical Report

FIGURE 17-8 PLAN VIEW OF INDICATED AND INFERRED MINERAL RESOURCE FOR ZONE 10

FIGURE 17-9 PLAN VIEW OF INFERRED MINERAL RESOURCE FOR ZONE 11

Page 17-30

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 17-10 PLAN VIEW OF INDICATED AND INFERRED MINERAL

RESOURCE FOR ZONE 20

FIGURE 17-11 PLAN VIEW OF INDICATED AND INFERRED MINERAL

RESOURCE FOR ZONE 30

Page 17-31

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 17-12 PLAN VIEW OF INFERRED MINERAL RESOURCE FOR ZONE 31

FIGURE 17-13 PLAN VIEW OF INFERRED MINERAL RESOURCE FOR ZONE 40

Page 17-32

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

MINERAL RESOURCES

The mineral resource estimate for the Lalor deposit is tabulated in Table 17-17.

TABLE 17-17 SUMMARY OF MINERAL RESOURCES

HudBay Minerals Inc. – Lalor Deposit

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	12.3	1.6	24.2	0.66	8.70
Inferred	5.0	1.4	25.5	0.57	9.39

Notes:

1.	CIM definitions were followed for the estimation of mineral resources.
2.	Mineral resources are estimated at a ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.
3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.
4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.
5.	Specific gravity measurements were taken on a large portion of the samples, where actual measurements were not available stoichiometric values were calculated.

Mineral resource estimates by classification and zone are tabulated in Tables 17-18 and 17-19.

TABLE 17-18 INDICATED MINERAL RESOURCES BY ZONE

HudBay Minerals Inc. – Lalor Deposit

Zone	Classification	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
10	Indicated	4.7	0.9	17.0	0.48	10.49
20	Indicated	5.0	2.4	30.2	1.03	8.60
30	Indicated	2.6	1.0	24.2	0.66	8.70

Page 17-33

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NI 43-101 Technical Report

TABLE 17-19 INFERRED MINERAL RESOURCES BY ZONE

HudBay Minerals Inc. – Lalor Deposit

Zone	Classification	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
10	Inferred	1.5	1.3	19.0	0.51	9.52
11	Inferred	0.4	0.2	23.1	0.20	11.91
20	Inferred	1.4	1.7	22.1	0.93	9.36
30	Inferred	0.1	1.0	19.1	0.30	5.32
31	Inferred	0.5	0.8	22.3	0.27	5.85
40	Inferred	1.1	2.0	41.0	0.50	10.31

Mineral resource estimates by classification and ZNEQ are tabulated in Tables 17-20 and 17-21. All resource blocks within the zones are greater than 4% ZNEQ.

TABLE 17-20 INDICATED MINERAL RESOURCES BY ZNEQ

HudBay Minerals Inc. – Lalor Project

ZNEQ	Classification	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
>=4	Indicated	12.3	1.6	24.2	0.66	8.70
>=6	Indicated	11.9	1.6	24.3	0.67	8.86
>=8	Indicated	9.7	1.7	24.6	0.75	9.68
>=10	Indicated	7.3	1.9	24.8	0.84	10.75
>=12	Indicated	5.4	2.0	25.9	0.91	11.77
>=14	Indicated	3.6	2.1	28.3	1.00	12.98
>=16	Indicated	2.3	2.3	30.6	1.11	14.06

Page 17-34

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NI 43-101 Technical Report

TABLE 17-21 INFERRED MINERAL RESOURCES BY ZNEQ

HudBay Minerals Inc. – Lalor Deposit

ZNEQ	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
>=4	Inferred	5.0	1.4	25.5	0.57	9.39
>=6	Inferred	4.9	1.4	25.6	0.57	9.50
>=8	Inferred	4.2	1.4	26.0	0.58	10.36
>=10	Inferred	3.6	1.4	26.1	0.60	11.04
>=12	Inferred	2.6	1.5	26.7	0.65	11.99
>=14	Inferred	1.5	1.5	25.4	0.67	13.55
>=16	Inferred	0.9	1.5	22.9	0.66	15.15

MINERAL RESERVES

No pre-feasibility or feasibility study has been completed to allow conversion of the mineral resources to mineral reserves. Consequently no mineral reserves exist at the Lalor deposit at the present time.

Page 17-35

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

18 OTHER RELEVANT DATA AND INFORMATION

LALOR POTENTIAL GOLD ZONES

The Lalor potential gold zones estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with National Instrument 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource.

The Lalor potential gold zones estimate was prepared by Robert Carter, P.Eng., HBMS, under the direct supervision of Kimberley Proctor, P.Geo., HBMS. The estimate was completed using MineSight 4.60-01 block modeling software in UTM NAD83 coordinates. The block model was constrained by interpreted 3D wireframes of the gold mineralized zones. A 1.0 g/t gold cut-off over a two metre core length was used to determine the zone outlines for continuity purposes to build the 3D wireframes. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using IDW interpolation.

The potential gold zones estimate by zone, at the 1.0 g/t gold cut-off, is summarized by ranges in Table 18-1 below:

TABLE 18-1 SUMMARY POTENTIAL GOLD ZONES ESTIMATE

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
21	Potential	3.5 – 3.9	4.8 – 6.0	34 – 39	0.5 – 0.7	0.4 – 0.5
24	Potential	0.2 – 0.4	4.1 – 4.6	26 – 32	0.2 – 0.4	1.1 – 1.4
25	Potential	4.6 – 5.0	4.0 – 5.0	33 – 35	0.2 – 0.4	0.2 – 0.4
26	Potential	0.8 – 1.0	3.5 – 4.0	24 – 28	0.4 – 0.5	0.3 – 0.5
27	Potential	1.5 – 1.7	4.4 – 4.8	12 – 16	0.8 – 0.9	0.1 – 0.2

All	Potential	10.6 – 12.0	4.3 – 5.2	30 – 33	0.4 – 0.6	0.3 – 0.4

Page 18-1

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NI 43-101 Technical Report

WIREFRAME MODELS

Mineralized precious metal intersections were geologically interpreted and assays were integer coded to reflect the particular lens of mineralization. In total, five stacked lenses or zones of low sulphide precious metal intersections are either in contact with or occur as separate zones to the zinc rich base metal resources. The gold bearing zones occur 715 m to 1,175 m below surface, at or near the top of hydrothermally altered felsic rocks.

Precious metal intersections of the Lalor potential gold zones contain low amounts of iron sulphide (4% to 5% on average) that is in the form of pyrite, pyrrhotite and chalcopyrite. Generally minor amounts of galena and sphalerite occur. The intersections display no distinct marker horizons other than being extensively altered to form rather exotic mineral assemblages.

The mineralization associated with each potential gold zone was interpreted into 3D wireframes based on the 1.0 g/t cut-off over a minimum two metre interval. The interpreted lenses were built by digitizing polylines around the mineralization on 25 m spaced vertical sections cut at azimuth of 040°. Polylines were linked with tag strings and triangulated to create 3D wireframe solids (see plan view showing mineralized outlines in Figure 18-1 and 3D views in Figures 18-2 and 18-3 of the potential gold zones). Polyline interpretations were verified in a second direction 90° to the primary at 130° azimuth. In general, the mineralization was projected either less than half the drill hole spacing or halfway to a low grade or unmineralized hole along the perimeter of the lens. Wireframe volumes and drilling information, shown in Table 18-2 have been validated in MineSight, with no errors.

The interpreted potential gold is generally co-parallel and is separate to the zinc rich base metal mineral resource zones. However, potential gold zones locally merge, overlap and cut through zinc rich base metal resources as is the case with potential gold Zones 21, 25 and 26.

Although the interpretation of the potential gold Zones 21, 25 and 26 either merge, overlap or cut through zinc rich base metal zones the wireframes were intersected and any overlapping volume was removed from the corresponding potential gold zone. The block model was coded accordingly so there was no double counting of tonnes.

Page 18-2

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TABLE 18-2 SUMMARY OF POTENTIAL GOLD ZONES INTERPRETED WIREFRAMES

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Volume (m3)	Average Thickness of Mineralization (m)	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3) / Number of Drill Holes
21	1,271,000	9.89	50	660.40	25,400
24	96,000	4.17	9	47.39	10,700
25	1,661,000	8.06	45	505.94	36,900
26	294,000	6.51	13	104.66	22,600
27	551,000	11.50	6	108.96	91,800

Total	3,873,000			1,427.35

Potential gold Zones 21 and 25 have the largest extent and volume of mineralization. Potential gold Zone 21 covers approximately 340 m in the east-west and 570 m in the north-south direction and potential gold Zone 25, 360 m in the east-west and 850 m in the north-south direction. All the potential gold zones have similar trends and dip between 270° to 290°/-15° to -20°.

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NI 43-101 Technical Report

FIGURE 18-1 PLAN VIEW OF POTENTIAL GOLD MINERALIZED OUTLINES

Page 18-4

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 18-2 3D VIEW OF POTENTIAL GOLD WIREFRAMES LOOKING

310° AZIMUTH

Page 18-5

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 18-3 3D VIEW OF POTENTIAL GOLD WIREFRAMES LOOKING

40° AZIMUTH

Page 18-6

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 18-4 3D VIEW OF POTENTIAL GOLD AND ZINC RICH MINERAL

RESOURCE WIREFRAMES LOOKING 310° AZIMUTH

Page 18-7

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE 18-4 3D VIEW OF POTENTIAL GOLD AND ZINC RICH MINERAL

RESOURCE WIREFRAMES LOOKING 40° AZIMUTH

Page 18-8

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

BULK DENSITY

Specific gravities were measured by HBED geologists and technicians on 61% of the sampled assay intervals included in the potential gold zones for a total of 879 measurements. A summary of all the measured SG values that were part of the potential gold zones is displayed in Table 18-3.

TABLE 18-3 SUMMARY OF MEASURED SG VALUES POTENTIAL GOLD

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Number of Records	Minimum	Maximum	Mean
21	414	2.62	3.75	2.87
24	49	2.59	4.29	2.89
25	320	2.67	4.38	2.89
26	67	2.70	3.82	3.03
27	29	2.71	3.40	2.95

All	879	2.59	4.38	2.89

The measured SG values were compared to calculated stoichiometric values and samples not SG measured were stoichiometric calculated similarly to the zinc rich base metal mineral resource in Section 18 Bulk Density.

POTENTIAL GOLD ASSAY STATISTICS

The gold emplacement and interpretation of potential gold Zones 21 and 25 where they either merge, overlap or cut through the zinc rich Zone 20 resource and the associated gold and silver assays in these circumstances were coded as potential gold Zones 21 and 25. It is not the author’s interpretation that the associated copper, zinc, lead, iron and SG values in the mentioned circumstances were deposited or emplaced in this merging, overlapping or cross cutting fashion were not coded as potential gold Zones 21 or 25. Therefore the gold and silver assay statistics of the potential gold Zones 21 and 25 have more records than the copper, zinc, lead, iron and SG values.

Page 18-9

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

A total of 1,820 mineralized assay intervals from 45 parent drill holes and 21 wedge offsets were selected as defining the precious metal mineralization for the potential gold zones on the property. The copper, zinc, lead, iron and SG values were selected as defining the potential gold zones from 1,452 mineralized assay intervals. The remainder of the holes are located on the fringe of the potential gold zone deposit and are either not gold mineralized, contain weak mineralization, coded as the zinc rich mineral resources or were drilled for metallurgical purposes.

Samples were grouped according to their interpreted potential gold mineralization zones. Sample statistics of the assayed information are shown in Table 18-4. Data analysis was conducted by creating probability and histogram plots of the selected data.

TABLE 18-4 RANGE OF ASSAY VALUES BY POTENTIAL GOLD

MINERALIZED ZONE

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	891	0.00	284.27	7.63	19.83	2.60
24	56	0.00	122.06	8.05	18.76	2.33
25	602	0.00	200.43	6.27	15.66	2.50
26	128	0.03	81.94	5.93	12.72	2.14
27	143	0.00	50.59	5.56	10.22	1.84

All	1,820	0.00	284.27	6.91	17.46	2.53

			Ag (g/t)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	891	0.00	685.71	45.46	63.92	1.41
24	56	0.00	266.74	39.85	58.17	1.46
25	602	0.00	466.63	38.16	74.58	1.96
26	128	0.00	407.66	41.66	64.38	1.55
27	143	0.00	367.54	20.93	43.60	2.08

All	1,820	0.00	685.71	40.68	66.55	1.64

Page 18-10

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

Continuation of Table 18-4

Cu (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	535	0.00	14.40	0.77	1.71	2.21
24	56	0.00	1.94	0.37	0.42	1.17
25	590	0.00	6.46	0.32	0.58	1.81
26	128	0.00	6.71	0.49	0.81	1.65
27	143	0.00	12.75	1.08	2.10	1.94

All	1,452	0.00	14.40	0.58	1.33	2.30

Zn (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	535	0.00	16.52	0.64	1.72	2.70
24	56	0.00	21.08	2.04	3.75	1.84
25	590	0.00	16.54	0.47	1.36	2.92
26	128	0.00	5.28	0.50	0.92	1.86
27	143	0.00	2.83	0.17	0.41	2.40

All	1,452	0.00	21.08	0.56	1.61	2.85

Pb (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	535	0.00	12.92	0.27	0.84	3.16
24	56	0.00	6.58	0.55	1.08	1.97
25	590	0.00	25.15	0.35	1.35	3.83
26	128	0.00	7.23	0.49	1.05	2.14
27	143	0.00	3.07	0.07	0.40	5.34

All	1,452	0.00	25.15	0.31	1.080	3.45

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NI 43-101 Technical Report

Continuation of Table 18-4

Fe (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	535	0.29	32.52	5.07	4.71	0.93
24	56	0.00	34.94	6.16	7.76	1.26
25	590	0.00	31.97	3.89	3.44	0.88
26	128	1.19	30.65	6.54	5.70	0.87
27	143	0.79	36.26	4.63	4.37	0.94

All	1,452	0.00	36.26	4.72	4.56	0.97

SG
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	535	2.62	4.44	2.92	0.24	0.08
24	56	2.59	4.60	2.96	0.44	0.15
25	590	2.67	4.38	2.90	0.18	0.06
26	128	2.70	4.13	3.05	0.25	0.08
27	143	2.74	4.50	2.94	0.22	0.07

All	1,452	2.59	4.60	2.92	0.23	0.08

CAPPING OF HIGH GRADES

In order to avoid any disproportionate influence of random, anomalously high grade assays on the conceptual estimate of the potential average grade, histograms, cumulative frequency log probability charts, cutting curves, and decile analysis charts were created to examine the assay grade distribution within the potential gold zones and assess the need for grade capping. Skewness and high-grade outliers to the distribution can lead to overestimation of average grades unless some means of moderating the effect of the highest grade samples is applied. A common method for accomplishing this is by top cutting (or cap) high assays at some predetermined level prior to grade interpolation. In reviewing the assay statistics by zone high grade assays and SG for each potential gold zone were capped. The capped value and the number of affected assays are shown in Table 18-5. Capping was applied prior to compositing.

Page 18-12

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NI 43-101 Technical Report

TABLE 18-5 POTENTIAL GOLD ZONE HIGH GRADE CAPPING

SUMMARY

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	30.0	42	4.7%
24	17.5	6	10.7%
25	30.0	27	4.5%
26	25.0	8	6.3%
27	30.0	10	7.0%

All		93	5.1%

Ag (g/t)
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	250	20	2.2%
24	120	5	8.9%
25	250	23	3.8%
26	135	7	5.5%
27	80	8	5.5%

All		63	3.5%

Cu (%)
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	7.0	12	2.2%
24	1.0	7	12.5%
25	2.0	13	2.2%
26	1.7	5	3.9%
27	5.5	9	6.3%

All		46	3.2%

Page 18-13

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

Continuation of Table 18-5

Zn (%)
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	7.0	10	1.9%
24	6.0	6	10.7%
25	5.5	12	2.0%
26	3.0	4	3.1%
27	1.0	5	3.5%

All		37	2.5%

Pb (%)
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	2.1	13	2.4%
24	2.0	4	7.1%
25	3.5	13	2.2%
26	3.3	4	3.1%
27	1.0	3	2.1%

All		37	2.5%

Fe (%)
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	22	12	2.2%
24	15	5	8.9%
25	15	10	1.7%
26	17	9	7.0%
27	14	6	4.2%

All		42	2.9%

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NI 43-101 Technical Report

Continuation of Table 18-5

SG
Gold Zone	Capped Value	Number of Samples	% of Samples Capped
21	3.7	13	2.4%
24	4.0	3	5.4%
25	3.5	9	1.5%
26	3.5	7	5.5%
27	3.3	5	3.5%

All		37	2.5%

COMPOSITE CONTROL INTERVALS

After the capping criteria was applied, assay samples were weighted by SG and composited into full length composites from hanging wall to footwall contact while honouring the interpreted potential gold mineralized zone boundaries. This method of full length compositing naturally reduces the grade variability. Table 18-6 shows the composite summary information by potential gold zone and metal type used in the conceptual estimate.

TABLE 18-6 COMPOSITE STATISTICS BY POTENITAL GOLD ZONE

HudBay Minerals Inc. – Lalor Deposit

Au (g/t)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	50	1.48	17.85	5.32	2.95	0.55
24	9	1.58	8.96	4.58	2.40	0.53
25	45	0.92	10.84	4.32	2.43	0.56
26	13	1.07	13.30	6.00	3.68	0.61
27	6	2.03	5.36	3.88	1.28	0.33

All	123	0.92	17.85	4.90	2.83	0.58

Page 18-15

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

Continuation of Table 18-6

Ag (g/t)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	50	4.91	140.94	42.21	22.46	0.53
24	9	8.18	98.17	35.20	28.71	0.82
25	45	2.31	131.82	31.05	30.11	0.97
26	13	2.81	78.17	35.47	24.15	0.68
27	6	5.26	26.52	15.90	7.24	0.46

All	123	2.31	140.94	35.60	26.57	0.75

Cu (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	47	0.06	2.38	0.6	0.57	0.94
24	9	0.18	0.86	0.33	0.20	0.61
25	45	0.01	0.99	0.31	0.22	0.70
26	13	0.00	0.92	0.37	0.28	0.76
27	6	0.18	1.25	0.57	0.36	0.64

All	120	0.00	2.38	0.45	0.42	0.95

Zn (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	47	0.00	2.62	0.49	0.51	1.04
24	9	0.50	3.62	1.51	0.93	0.62
25	45	0.00	2.38	0.35	0.48	1.36
26	13	0.04	2.25	0.47	0.57	1.22
27	6	0.03	0.58	0.16	0.20	1.19

All	120	0.00	3.62	0.49	0.62	1.25

Page 18-16

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Continuation of Table 18-6

Pb (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	47	0.00	1.29	0.26	0.28	1.10
24	9	0.01	1.54	0.54	0.57	1.07
25	45	0.00	3.11	0.28	0.60	2.12
26	13	0.00	1.44	0.51	0.52	1.01
27	6	0.00	0.32	0.06	0.10	1.88

All	120	0.00	3.62	0.49	0.62	1.25

Fe (%)
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	47	1.14	13.91	4.61	2.35	0.51
24	9	2.04	12.86	5.41	3.26	0.60
25	45	1.04	9.99	4.08	1.91	0.47
26	13	2.99	9.19	5.40	1.62	0.30
27	6	2.64	5.04	3.83	0.91	0.24

All	120	1.04	13.91	4.52	2.21	0.49

SG
Gold Zone	Number of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
21	47	2.74	3.30	2.90	0.11	0.04
24	9	2.71	3.42	2.95	0.23	0.08
25	45	2.72	3.28	2.89	0.11	0.04
26	13	2.90	3.17	3.01	0.09	0.03
27	6	2.83	2.96	2.90	0.04	0.02

All	120	2.71	3.42	2.91	0.12	0.04

MINERALIZATION CONTINUITY AND VARIOGRAPHY

Variography, using MineSight software, was attempted on the gold, silver, copper, zinc, lead, iron and SG values. The limited drilling of the potential gold on the property and number of composites was insufficient to detect a direction of

Page 18-17

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maximum continuity. As a result, a kriged conceptual estimate model was not used for the interpolation. With an increase in the number of composites by additional drilling, variography should again be attempted.

BLOCK MODELLING

One three-dimensional block model was constructed that contained all potential gold zones of mineralization using MineSight on UTM NAD83 with the same coordinates and geometries for the zinc rich mineral resource as discussed in Section 18 Block Modeling.

GRADE INTERPOLATION AND SEARCH STRATEGY

The interpolation plan of the Lalor potential gold zones conceptual estimate was completed on the capped composites by inverse distance squared weighted (IDW).

The conceptual estimate was interpolated with two iterations of IDW for each potential gold zone. An ellipsoid with rotation angles as defined in Table 18-7 was used which conformed to the interpreted mineralization trend of the potential gold zones.

TABLE 18-7 ELLIPSE ROTATION POTENTIAL GOLD ZONES

HudBay Minerals Inc. – Lalor Deposit

Ellipse Rotation (MED LRL Rule)
Gold Zone	Rotation	Dip North	Dip East
21 and 24	15°	-20°	0°
25	0°	-10°	0°
26	10°	-20°	0°
27	20°	-20°	0°

The first iteration was designed to estimate a block using the search distance parameters and minimum number of composites when the criteria in Table 18-8 were met. The second pass reduced the search distance and increased the minimum number of composites, in an attempt to more closely model the local composite grades. In both passes, a minimum of two drill holes were required to estimate a block.

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NI 43-101 Technical Report

TABLE 18-8 SEARCH PARAMETERS POTENITAL GOLD ZONES

HudBay Minerals Inc. – Lalor Deposit

		Search Ellipse Distances (m)			Number of Composites
Pass	Gold Zone	Major	Minor	Vertical	Minimum	Maximum	Per Drill Hole
	21, 25				2	5	1
First		300	200	100
	24, 26 and 27				2	4	1

	21 and 25				3	5	1
Second		150	100	50
	24, 26 and 27				3	4	1

SUMMARY OF LALOR POTENTIAL GOLD ZONES

The Lalor potential gold zones estimate is conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with National Instrument 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource.

The potential gold zones estimate by zone, at the 1.0 g/t gold cut-off, is summarized by ranges in Table 18-9 below:

TABLE 18-9 POTENTIAL GOLD ZONES

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
21	Potential	3.5 – 3.9	4.8 – 6.0	34 – 39	0.5 – 0.7	0.4 – 0.5
24	Potential	0.2 – 0.4	4.1 – 4.6	26 – 32	0.2 – 0.4	1.1 – 1.4
25	Potential	4.6 – 5.0	4.0 – 5.0	33 – 35	0.2 – 0.4	0.2 – 0.4
26	Potential	0.8 – 1.0	3.5 – 4.0	24 – 28	0.4 – 0.5	0.3 – 0.5
27	Potential	1.5 – 1.7	4.4 – 4.8	12 – 16	0.8 – 0.9	0.1 – 0.2

All	Potential	10.6 – 12.0	4.3 – 5.2	30 – 33	0.4 – 0.6	0.3 – 0.4

The potential gold mineral deposit estimate at global gold cut-offs is summarized by ranges in Table 18-10.

Page 18-19

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NI 43-101 Technical Report

TABLE 18-10 POTENTIAL GOLD ZONES BY GLOBAL GOLD CUT-OFFS

HudBay Minerals Inc. – Lalor Deposit

Gold Cut-Off (g/t)	Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
>= 2	Potential	10.2 – 11.5	4.4 – 5.3	31 – 34	0.4 – 0.6	0.3 – 0.4
>= 4	Potential	6.5 – 7.3	5.2 – 6.3	38 – 42	0.4 – 0.7	0.2 – 0.3
>= 6	Potential	2.1 – 2.3	6.9 – 8.4	61 – 67	0.4 – 0.6	0.2 – 0.3
>= 8	Potential	0.5 – 0.7	8.5 – 10.3	98 – 107	0.3 – 0.5	0.1 – 0.2

DISCUSSION OF POTENTIAL GOLD ZONES

The limited amount of drilling to date, lack of perceived continuity and the variability of the high-grade precious metal intersections of the potential gold zones precludes their inclusion into the current mineral resource estimate. The potential gold zones at Lalor require testing of the near distance variability. This testing will help characterize the deposit for mineralization type and continuity.

SOCIO-ECONOMIC ASPECTS OF EXPLORATION ACTIVITIES

There are no known issues with local communities or indigenous peoples. There is strong community support, as the population and workforce of Snow Lake would benefit from the potential exploitation of these resources.

ENVIRONMENTAL CONSIDERATIONS

VEGETATION AND WILDLIFE

The predominant vegetation in the region of the Lalor deposit is black spruce and jack pine, with a scrub layer and ground cover of lichens and mosses. This vegetation is typical of the boreal forest in bedrock dominated terrain. Many bedrock areas have a patchy cover of small-growth trembling aspen, jack pine stands, areas of birch, or grass or shrub dominated vegetation.

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The bog peatlands have stunted black spruce, moss, and shrub vegetation, while fens have sedge, brown moss, shrub and tamarack vegetation in varying mixtures.

Wildlife in the region includes barren-ground caribou, moose, black bear, lynx, wolf, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, gray jay, hawk owl, and waterfowl, including ducks and geese.

UMA Engineering Ltd. (Samoiloff, 2008) conducted a vegetation study as part of an EIS in the area of Lalor in September 2007. A portion of the survey involved ground truthing in order to confirm the presence or absence of endangered, threatened or special concern species within the project area, and also to conduct an inventory of botanical species within the project area in support of a desktop review. No endangered or protected species were observed during the field program.

RELATIONSHIP TO CURRENT MINING OPERATIONS

Lalor is a key focus for HudBay, as it is located just three kilometres away from an existing road and mine and 18 km away from concentrate processing facilities.

MARKETS

The principal commodities at Lalor are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

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NI 43-101 Technical Report

19 INTERPRETATION AND CONCLUSIONS

The mineral resource estimate for the Lalor deposit is compliant with the regulations and guidelines set out in NI 43-101. The results of this estimate, which covers six separate lenses of mineralization, are shown in Table 19-1 below.

TABLE 19-1 SUMMARY OF MINERAL RESOURCES

HudBay Minerals Inc. – Lalor Deposit

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	12.3	1.6	24.2	0.66	8.70
Inferred	5.0	1.4	25.5	0.57	9.39

Notes:

1.	CIM definitions were followed for the estimation of mineral resources.
2.	Mineral resources are estimated at ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.
3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.
4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.
5.	Specific gravity measurements were taken on a large portion of the samples, where actual measurements were not available stoichiometric values were calculated.

In addition to the mineral resources at Lalor, a conceptual estimate of the potential gold zones outside the mineral resources was completed. The potential gold zones are conceptual in nature and to date there has been insufficient exploration to define a mineral resource compliant with NI 43-101. It is uncertain if further exploration will result in the target deposit being delineated as a mineral resource. The results of this potential gold zones estimate by zone are shown in Table 19-2.

Page 19-1

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TABLE 19-2 SUMMARY OF POTENTIAL GOLD ZONES

HudBay Minerals Inc. – Lalor Deposit

Gold Zone	Classification	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
21	Potential	3.5 – 3.9	4.8 – 6.0	34 – 39	0.5 – 0.7	0.4 – 0.5
24	Potential	0.2 – 0.4	4.1 – 4.6	26 – 32	0.2 – 0.4	1.1 – 1.4
25	Potential	4.6 – 5.0	4.0 – 5.0	33 – 35	0.2 – 0.4	0.2 – 0.4
26	Potential	0.8 – 1.0	3.5 – 4.0	24 – 28	0.4 – 0.5	0.3 – 0.5
27	Potential	1.5 – 1.7	4.4 – 4.8	12 – 16	0.8 – 0.9	0.1 – 0.2

All	Potential	10.6 – 12.0	4.3 – 5.2	30 – 33	0.4 – 0.6	0.3 – 0.4

In the opinion of the author the drilling information was acquired using procedures that meet or exceed industry best practices. HBED and HBMS personnel were diligent in monitoring quality control assaying results.

In the opinion of the author the additional drilling since the previously disclosed NI 43-101 report dated September 19, 2008 has exceeded the original expectations and as a result a large portion of the zinc rich base metal Inferred resources has been converted to Indicated resources and the first time disclosure of a conceptual estimate on the potential gold zones at Lalor.

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20 RECOMMENDATIONS

The author makes the following recommendations:

1.	Continue with current QA/QC program and closely monitor the gold assay results at the HBMS laboratory and the third party laboratory.

2.	Continue with the bulk density measurements of the drill core.

3.	Continue with “Activities at the Lalor Deposit”

ACTIVITIES AT THE LALOR DEPOSIT

The following activities are proceeding on the Lalor deposit:

1.	An approximate 10% of the samples assayed by Acme as part of the gold assay program completed in September 2009 are being prepared for shipment to an additional third party laboratory for verification.

2.	On October 8, 2009 HudBay approved an $85 million expenditure to fund the Lalor project Phase 1, which is a production ramp from its Chisel North mine to the Lalor deposit. The ramp is expected to provide early production of zinc-rich material and access to the potential gold zones for additional underground exploration. HudBay also plans to complete a pre-feasibility study by the end of this year and a feasibility study in 2010.

3.	A diamond drill program from surface is underway to test the potential gold zones variability and continuity of a 100 m by 100 m area on 25 m drill hole spacings. This drilling program is estimated to be completed by December 31, 2009 with 9,600 m at a cost of $2.5 million.

4.	Ongoing exploration efforts are underway to identity additional mineralization and define extensions to current mineralization. A program of 6,100 m from surface is planned to test this potential from October to December 2009 at a cost of $1.5 million.

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NI 43-101 Technical Report

21 REFERENCES

Bailes, A.H., and Galley, A.G., 1999. Evolution of the Paleoproterozoic Snow Lake arc assemblage and geodynamic setting for associated volcanic-hosted massive sulphide deposits, Flin Flon Belt, Manitoba, Canada. Canadian Journal of Earth Sciences, 36, pp. 1789-1805.

Bailes, A.H., and Galley, A.G., 2007. Geology of the Chisel-Anderson Lakes Area, Snow Lake, Manitoba (NTS areas 63K16SW and west half of 63J13SE). Manitoba Science, Technology, Energy and Mines, Manitoba Geological Survey, Geoscientific Map MAP2007-1, scale 1:20,000 plus notes.

Canadian Institute Of Mining, Metallurgy and Petroleum, 2005: CIM Definition Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

David, J., Bailes, A.H., and Machado, N., 1996: Evolution of the Snow Lake portion of the Paleoproterozoic Flin Flon and Kisseynew belts, Trans-Hudson Orogen, Manitoba, Canada. Precambrian Research, 80, pp. 107-124.

Franklin, J.M., Gibson, H.L., Jonasson, I.R., and Galley, A.G., 2005. Volcanogenic Massive Sulfide Deposits, in Hedenquist, J. W., Thompson, J. F. H., Goldfarb, R. J., and Richards, J. P., eds., Economic Geology 100th Anniversary Volume: Littleton, CO, Society of Economic Geologists, pp. 523-560.

Froese, E., and Moore, J.M., 1980. Metamorphism in the Snow Lake area, Manitoba; Geological Survey of Canada, Paper 78-27, p. 16.

Manitoba Science, Technology, Energy and Mines http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

Natural Resources Canada; http://www.geod.nrcan.gc.ca

Ontario Securities Commission, 2001: National Instrument 43-101, Standards of Disclosure for Mineral Projects, 2001.

Samoiloff, C., 2008. Memorandum to Stephen West, HBM&S. UMA Engineering Ltd., pp. 1-7.

Syme, E.C., Lucas, S.B., Zwanzig, H.V., Bailes, A.H., Ashton, K.E., and Haidl, F.M., 1998: Geology, NATMAP Shield Margin Project area, Flin Flon Belt, Manitoba–Saskatchewan; Manitoba Energy and Mines, Geological Services, Map A-98-2, scale 1:100 000 and 1:350 000, with accompanying notes, 54 p.

Toffan, J., 2009. Email to Robert Carter, HBM&S. Ens Land Management, Creighton, Saskatchewan.

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NI 43-101 Technical Report

22 CERTIFICATE OF QUALIFICATIONS

CERTIFICATE OF ROBERT CARTER

I, Robert Carter, P.Eng., of Flin Flon, Manitoba, do hereby certify that:

1.	I am currently employed as Senior Mines Analyst with Hudson Bay Mining & Smelting Co., Limited (HBMS), P.O. Box 1500, Flin Flon, Manitoba, Canada, R8A 1N9.

2.	I am a graduate of the University of Manitoba, Winnipeg, Manitoba, Canada in 1997 with a Bachelor of Science degree in Geological Engineering.

3.	I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #21836.

4.	I am a member in good standing of the Association of Professional Engineers of Ontario, Registration #100089189.

5.	I have practiced my profession continuously for over 12 years and have been involved in mineral exploration, mine site engineering and geology, mineral resource and mineral reserve estimations and studies on primarily underground base metal deposits and operations in Canada, United States, and Ireland.

6.	I am the Qualified Person for HBMS mineral reserve estimations.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

8.	I am responsible for the preparation of all sections except section 13 and 14 of the technical report titled “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009. I have last visited the Property on October 27, 2009 and numerous times before this date.

9.	As of the date of this certificate to the best of my knowledge, information and belief, the “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am not independent of the issuer since HBMS is a wholly-owned subsidiary of HudBay Minerals Inc. a producing issuer I fall under the section 5.3 (2) where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

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Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th day of November, 2009.

“signed and sealed”

Robert Carter
Signature of Qualified Person

Robert Carter, P.Eng.
Senior Mines Analyst
Hudson Bay Mining & Smelting Co., Limited

Page 22-2

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

CERTIFICATE OF KIMBERLEY PROCTOR

I, Kimberley Proctor, P.Geo., of Flin Flon, Manitoba, do hereby certify that:

1.	I am currently employed as Superintendent Mines Technical Services with Hudson Bay Mining & Smelting Co., Limited (HBMS), P.O. Box 1500, Flin Flon, Manitoba, Canada, R8A 1N9.

2.	I am a graduate of Brandon University, Brandon, Manitoba, Canada in 1986 with a Bachelor of Science (Spec.) in Geology and a Bachelor of Arts degree.

3.	I am a member in good standing of the Association of Professional Engineers & Geoscientists of the Province of Manitoba, Registration #20317.

4.	I am a member in good standing of the Association of Professional Engineers & Geoscientists of Saskatchewan, Registration #10737.

5.	I have practiced my profession continuously for over 24 years and have been involved in mineral exploration, mine site engineering and geology, mineral resource and mineral reserve estimations and studies on primarily underground base metal deposits and operations in Canada, United States, Ireland and South Africa.

6.	I am the Qualified Person for HBMS mineral resource estimations.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

8.	I am responsible for the preparation of sections 13 and 14 of the technical report titled “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009. I have last visited the Property on October 27, 2009 and numerous times before this date.

9.	As of the date of this certificate to the best of my knowledge, information and belief, the “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada”, dated October 8, 2009 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am not independent of the issuer since HBMS is a wholly-owned subsidiary of HudBay Minerals Inc. a producing issuer I fall under the

Page 22-3

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

section 5.3 (2) where “A technical report required to be filed by a producing issuer is not required to be prepared by or under the supervision of an independent qualified person.”

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with the instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th day of November, 2009.

“signed and sealed”

Kimberley Proctor
Signature of Qualified Person

Kimberley Proctor, P.Geo.
Superintendent Mines Technical Services
Hudson Bay Mining & Smelting Co., Limited

Page 22-4

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

23 SIGNATURE PAGE

This report titled “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada” dated October 8, 2009, was prepared and signed by the following author:

Dated this 18th day of November, 2009.

“signed and sealed”

Robert Carter
Signature of Qualified Person

Robert Carter, P.Eng.
Senior Mines Analyst
Hudson Bay Mining & Smelting Co., Limited

Page 23-1

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

This report titled Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada dated October 8, 2009, was prepared and signed by the following author:

Dated this 18th day of November, 2009.

“signed and sealed”

Kimberley Proctor
Signature of Qualified Person

Kimberley Proctor, P.Geo.
Superintendent Mines Technical Services
Hudson Bay Mining & Smelting Co., Limited

Page 23-2

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

24 APPENDIX 1

ASSAY SAMPLE STATISTICS

Histograms and probability plots for the assayed samples contained within the mineralized wireframes by Zone used in the mineral resource estimation.

Page 24-1

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A1-1 ASSAY SAMPLE STATISTICS ZONE 10

Lalor Base Metal Zone 10 Assays - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 10 Assays - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 10 Assays - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 10 Assays - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 10 Assays - Cu %
Frequency (Percent)
Cu %

Lalor Base Metal Zone 10 Assays - Zn %
Frequency (Percent)
Zn %

Lalor Base Metal Zone 10 Assays - Cu %
Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 10 Assays - Zn %
Zn %
Cumulative Probability (percent)

Page 24-2

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A1-2 ASSAY SAMPLE STATISTICS ZONE 11

Lalor Base Metal Zone 11 Assays - Au g/t

Lalor Base Metal Zone 11 Assays - Ag g/t

Lalor Base Metal Zone 11 Assays - Au g/t

Lalor Base Metal Zone 11 Assays - Ag g/t

Lalor Base Metal Zone 11 Assays - Cu %

Lalor Base Metal Zone 11 Assays - Zn %

Lalor Base Metal Zone 11 Assays - Cu %

Lalor Base Metal Zone 11 Assays - Zn %

Page 24-3

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A1-3 ASSAY SAMPLE STATISTICS ZONE 20

Lalor Base Metal Zone 20 Assays - Au g/t

Lalor Base Metal Zone 20 Assays - Ag g/t

Lalor Base Metal Zone 20 Assays - Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 20 Assays - Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 20 Assays - Cu %

Lalor Base Metal Zone 20 Assays - Zn %

Lalor Base Metal Zone 20 Assays - Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 20 Assays - Zn %
Cumulative Probability (percent)

Page 24-4

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A1-4 ASSAY SAMPLE STATISTICS ZONE 30

Lalor Base Metal Zone 30 Assays - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 30 Assays - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 30 Assays - Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 30 Assays - Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 30 Assays - Cu %
Frequency (Percent)
Cu %

Lalor Base Metal Zone 30 Assays - Zn %
Frequency (Percent)
Zn %

Lalor Base Metal Zone 30 Assays - Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 30 Assays - Zn %
Zn %
Cumulative Probability (percent)

Page 24-5

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A1-5 ASSAY SAMPLE STATISTICS ZONE 31

Lalor Base Metal Zone 31 Assays - Au g/t

Frequency (Percent)
Au g/t

Lalor Base Metal Zone 31 Assays - Ag g/t

Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 31 Assays - Au g/t

Cumulative Probability (percent)

Lalor Base Metal Zone 31 Assays - Ag g/t

Cumulative Probability (percent)

Lalor Base Metal Zone 31 Assays - Cu %

Frequency (Percent)
Cu %

Lalor Base Metal Zone 31 Assays - Zn %

Frequency (Percent)
Zn %

Lalor Base Metal Zone 31 Assays - Cu %

Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 31 Assays - Zn %

Zn %
Cumulative Probability (percent)

Page 24-6

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A1-6 ASSAY SAMPLE STATISTICS ZONE 40

Lalor Base Metal Zone 40 Assays - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 40 Assays - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 40 Assays - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 40 Assays - Ag g/t
Ag g/t
Cumulative Probability (percent)

Frequency (Percent)
Cu %

Lalor Base Metal Zone 40 Assays - Zn %
Frequency (Percent)
Zn %

Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 40 Assays - Zn %
Zn %
Cumulative Probability (percent)

Page 24-7

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

25 APPENDIX 2

COMPOSITE STATISTICS

Histograms and probability plots for the capped composites by Zone used in the mineral resource estimation.

Page 25-1

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A2-1 COMPOSITE STATISTICS ZONE 10

Lalor Base Metal Zone 10 Capped Composites - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 10 Composites - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 10 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 10 Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 10 Composites - Cu %
Frequency (Percent)
Cu %

Lalor Base Metal Zone 10 Composites - Zn %
Frequency (Percent)
Zn %

Lalor Base Metal Zone 10 Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 10 Composites - Zn %
Zn %
Cumulative Probability (percent)

Page 25-2

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A2-2 COMPOSITE STATISTICS ZONE 11

Lalor Base Metal Zone 11 Capped Composites - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 11 Composites - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 11 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 11 Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 11 Composites - Cu %
Frequency (Percent)
Cu %

Lalor Base Metal Zone 11 Composites - Zn %
Frequency (Percent)
Zn %

Lalor Base Metal Zone 11 Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 11 Composites - Zn %
Zn %
Cumulative Probability (percent)

Page 25-3

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A2-3 COMPOSITE STATISTICS ZONE 20

Lalor Base Metal Zone 20 Capped Composites - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 20 Composites - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 20 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 20 Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 20 Composites - Cu %
Frequency (Percent)
Cu %

Lalor Base Metal Zone 20 Composites - Zn %
Frequency (Percent)
Zn %

Lalor Base Metal Zone 20 Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 20 Composites - Zn %
Zn %
Cumulative Probability (percent)

Page 25-4

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A2-4 COMPOSITE STATISTICS ZONE 30

Lalor Base Metal Zone 30 Capped Composites - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 30 Composites - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 30 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 30 Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 30 Composites - Cu %
Frequency (Percent)
Cu %

Lalor Base Metal Zone 30 Composites - Zn %
Frequency (Percent)
Zn %

Lalor Base Metal Zone 30 Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 30 Composites - Zn %
Zn %
Cumulative Probability (percent)

Page 25-5

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A2-5 COMPOSITE STATISTICS ZONE 31

Lalor Base Metal Zone 31 Capped Composites - Au g/t

Frequency (Percent)
Au g/t

Lalor Base Metal Zone 31 Composites - Ag g/t

Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 31 Capped Composites - Au g/t

Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 31 Composites - Ag g/t

Ag g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 31 Composites - Cu %

Frequency (Percent)
Cu %

Lalor Base Metal Zone 31 Composites - Zn %

Frequency (Percent)
Zn %

Lalor Base Metal Zone 31 Composites - Cu %

Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 31 Composites - Zn %

Zn %
Cumulative Probability (percent)

Page 25-6

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A2-6 COMPOSITE STATISTICS ZONE 40

Lalor Base Metal Zone 40 Capped Composites - Au g/t
Frequency (Percent)
Au g/t

Lalor Base Metal Zone 40 Composites - Ag g/t
Frequency (Percent)
Ag g/t

Lalor Base Metal Zone 40 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Base Metal Zone 40 Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Frequency (Percent)
Cu %

Lalor Base Metal Zone 40 Composites - Zn %
Frequency (Percent)
Zn %

Cu %
Cumulative Probability (percent)

Lalor Base Metal Zone 40 Composites - Zn %
Zn %
Cumulative Probability (percent)

Page 25-7

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

26 APPENDIX 3

CORRELOGRAMS

Correlogram models for the principal directions.

Page 26-1

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A3-1 CORRELOGRAM MODEL ZONES 10 AND 11

Model Variogram
Major Axis
Zone 10 and 11 AU
Lag Distance 50
Lag Tolerance 25
Dat303.1au

Model Variogram
Major Axis
Zone 10 and 11 AG
Lag Distance 50
Lag Tolerance 25
Dat303.1ag

Model Variogram
Major Axis
Zone 10 and 11 Cu
Lag Distance 50
Lag Tolerance 25
Dat303.1cu

Model Variogram
Major Axis
Zone 10 and 11 Zn
Lag Distance 50
Lag Tolerance 25
Dat303.1zn

Model Variogram
Major Axis
Zone 10 and 11 SG
Lag Distance 50
Lag Tolerance 25
Dat303.1sg

Page 26-2

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A3-2 CORRELOGRAM MODEL ZONE 20

Model Variogram
Major Axis
Zone 20 AU
Lag Distance 50
Lag Tolerance 25
Dat303.2au

Model Variogram
Major Axis
Zone 20 AG
Lag Distance 50
Lag Tolerance 25
Dat303.2ag

Model Variogram
Major Axis
Zone 20 Cu
Lag Distance 50
Lag Tolerance 25
Dat303.2cu

Model Variogram
Major Axis
Zone 20 Zn
Lag Distance 50
Lag Tolerance 25
Dat303.2zn

Model Variogram
Major Axis
Zone 20 SG
Lag Distance 50
Lag Tolerance 25
Dat303.2sg

Page 26-3

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A3-3 CORRELOGRAM MODEL ZONES 30, 31 AND 40

Model Variogram
Major Axis
Zone 30 31 40 AU
Lag Distance 50
Lag Tolerance 25
Dat303.2au

Model Variogram
Major Axis
Zone 30 31 40 AG
Lag Distance 50
Lag Tolerance 25
Dat303.3ag

Model Variogram
Major Axis
Zone 30 31 40 Cu
Lag Distance 50
Lag Tolerance 25
Dat303.3cu

Model Variogram
Major Axis
Zone 30 31 40 Zn
Lag Distance 50
Lag Tolerance 25
Dat303.2zn

Model Variogram
Major Axis
Zone 30 31 40 SG
Lag Distance 50
Lag Tolerance 25
Dat303.2sg

Page 26-4

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A3-4 DOWNHOLE CORRELOGRAM ZONES 10 AND 11

Downhole
Zone 10 & 11 AU
2 lag
20 Intervals
Dat301.1au
Downhole
Zone 10 811 AG
2 lag
20 Intervals
Dat301.1Ag
Downhole
Zone 10 & 11 Cu
2 lag
20 Intervals
Dat301.1Cu
Downhole
Zone 10 & 11 Zn
2 lag
20 Intervals
Dat301.1zn
Downhole
Zone 10 & 11 SG
2 lag
20 Intervals
Dat301.1SG

Page 26-5

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A3-5 DOWNHOLE CORRELOGRAM ZONE 20

Downhole
Zone 20 AU
2 lag
20 intervals
Dat301.2au

Downhole
Zone 20 AG
2 lag
20 intervals
Dat301.2Ag

Downhole
Zone 20 Cu
2 lag
20 intervals
Dat301.2Cu

Downhole
Zone 20 Zn
2 lag
20 intervals
Dat301.2zn

Downhole
Zone 20 SG
2 lag
20 intervals
Dat301.2SG

Page 26-6

Lalor Deposit, Snow Lake, Manitoba
NI 43-101 Technical Report

FIGURE A3-6 DOWNHOLE CORRELOGRAM ZONES 30, 31 AND 40

Downhole
2 lag
20 Intervals

Downhole
2 lag
20 Intervals

Downhole
2 lag
20 Intervals

Downhole
2 lag
20 Intervals

Downhole
2 lag
20 Intervals

Page 26-7